STRONG

P.O. Box 2936 | Milwaukee, Wisconsin 53201 | www.Strong.com

15 03034049

40-33

PROCESSED
OCT 01 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED SEP 26 2003 WASH, D.C. 155 SECTION

September 25, 2003

811-21209

Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Strong Advantage Fund, Inc., Strong Asia Pacific Fund, Inc., Strong Balanced Fund, Inc., Strong Common Stock Fund, Inc., Strong Conservative Equity Funds, Inc., Strong Corporate Bond Fund, Inc., Strong Discovery Fund, Inc., Strong Equity Funds, Inc., Strong Equity Funds II, Inc., Strong Government Securities Fund, Inc., Strong Heritage Reserve Series, Inc., Strong High-Yield Municipal Bond Fund, Inc., Strong Income Funds, Inc., Strong Income Funds II, Inc., Strong Income Trust, Strong International Equity Funds, Inc., Strong Large Cap Growth Fund, Inc., Strong Life Stage Series, Inc., Strong Money Market Fund, Inc., Strong Municipal Bond Fund, Inc., Strong Municipal Funds, Inc., Strong Opportunity Fund, Inc., Strong Short-Term Bond Fund, Inc., Strong Short-Term Global Bond Fund, Inc., and Strong Short-Term Municipal Bond Fund, Inc.

Dear Sir or Madam:

Per Section 33 of the Investment Company Act of 1940, please find enclosed two pleadings that have been filed against Strong Capital Management, Inc. ("SCM") and various Strong Funds, for which SCM has received service of process.

Please call me at (414) 577-7392 if you have any questions.

Sincerely,

Julie L. Bruhn

Julie L. Bruhn
Paralegal

Enclosures

G:\Registration Statements\Letters\2003\SEC Section 33 letter 9-25.doc

9/23/03

AO 440 (Rev. 10/93) Summons in a Civil Action

UNITED STATES DISTRICT COURT

WESTERN District of WISCONSIN

SEC MAIL PROCESSING
RECEIVED
SEP 26 2003
WASH. D.C. 155 SECTION

DONALD SCHNEIDER

V.

Strong Financial Corporation,
Strong Capital Management, Inc.,
Strong Investment, Inc. and
Strong Investor Services, Inc.

SUMMONS IN A CIVIL CASE

CASE 03 C 0524 C

TO: (Name and address of Defendant) Strong Fanancial Corporation; Strong Capital Management, Ir
Strong Investment, Inc.; and Strong Investor Services, Inc.
c/o 100 Heritage Reserve
Menomonee Falls, WI 53051

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

James C. Mentkowski, Attorney At Law
THE LAW OFFICES OF JAMES C. MENTKOWSKI, S.C.
111 East Wisconsin Avenue - Suite 1750
Milwaukee, WI 53202

an answer to the complaint which is herewith served upon you, within Twenty (20) days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.

JOSEPH W. SKUPNIEWITZ

CLERK

SEP 22 2003

DATE

MELISSA HARDIN

(By) DEPUTY CLERK

☐ AO 440 (Rev. 10/93) Summons in a Civil Action

RETURN OF SERVICE

Service of the Summons and complaint was made by me[1]	DATE
NAME OF SERVER *(PRINT)*	TITLE

Check one box below to indicate appropriate method of service

☐ Served personally upon the third-party defendant. Place where served: ______________________

____

☐ Left copies thereof at the defendant's dwelling house or usual place of abode with a person of suitable age and discretion then residing therein.

Name of person with whom the summons and complaint were left: ______________________

☐ Returned unexecuted: ______________________

____

____

☐ Other (specify): ______________________

____

____

STATEMENT OF SERVICE FEES

TRAVEL	SERVICES	TOTAL

DECLARATION OF SERVER

I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Return of Service and Statement of Service Fees is true and correct.

Executed on ______________________ ______________________
Date *Signature of Server*

____
Address of Server

UNITED STATES DISTRICT COURT

WESTERN DISTRICT OF WISCONSIN

03 C 0524 C

DONALD SCHNEIDER, individually and behalf of all those similarly situated, **Plaintiffs,** **v.** **STRONG FINANCIAL CORPORATION, STRONG CAPITAL MANAGEMENT, INC.; STRONG INVESTMENT, INC.; STRONG INVESTOR SERVICES, INC.** **Defendants.**	**CASE NO.** **<u>CLASS ACTION COMPLAINT FOR:</u>** **1. Violation of Investment Company Act of 1940, 15 U.S.C. § 80a-1 *et seq.*** **2. Violation of the Investment Advisers Act, 15 U.S.C. § 80b *et seq.*** **3. Breach of Fiduciary Duty** **4. Violation of Section 11 of the Securities Act** **DEMAND FOR JURY TRIAL**

TABLE OF CONTENTS

Pages

I. INTRODUCTION 1

II. JURISDICTION AND VENUE 2

III. THE PARTIES 2

A. PLAINTIFF 2

B. DEFENDANTS 3

1. Strong Defendants 3

2. Agents/Aiders and Abettors 4

3. Unnamed Participants 4

IV. CLASS ACTION ALLEGATIONS 4

V. BACKGROUND OF MUTUAL FUNDS AND NET ASSET VALUE PRICING 6

A. BACKGROUND OF MUTUAL FUNDS 6

B. MUTUAL FUNDS MUST BE PRICED AT THEIR NET ASSET VALUE TO PREVENT MARKET ARBITRAGERS FROM PROFITING FROM MARKET TIMING 6

C. THE ISSUE OF MUTUAL FUND VALUATION HAS BEEN AN ISSUE FOR OVER THIRTY-FIVE YEARS 8

D. PROPER VALUATIONS ARE CRITICAL TO INSURE THAT LONG-TERM SHAREHOLDERS ARE NOT HARMED 10

E. THERE ARE EFFECTIVE METHODS THAT MUTUAL FUNDS CAN IMPLEMENT TO STOP ARBITRAGE ACTIVITY 12

F. DEFENDANTS IGNORED ITS DUTIES TO SHAREHOLDERS AND AFFIRMATIVELY ALLOWED ARBITRAGERS TO TIME THEIR MUTUAL FUND PURCHASES TO OBTAIN AN UNFAIR AND UNLAWFUL PROFIT 15

FIRST CLAIM FOR RELIEF
VIOLATIONS OF INVESTMENT COMPANY ACT OF 1940
15 U.S.C. § 80a-1 et seq. 19
SECOND CLAIM FOR RELIEF
VIOLATIONS OF THE INVESTMENT ADVISERS ACT OF 1940
15 U.S.C. § 80-b et seq. 20
THIRD CLAIM FOR RELIEF
BREACH OF FIDUCIARY DUTY 21
FOURTH CLAIM FOR RELIEF
VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT 22
PRAYER FOR RELIEF 23
JURY TRIAL DEMAND 24
DECLARATION OF PLAINTIFF DONALD SCHNEIDER 25

EXHIBITS

EXHIBIT A - SEC Division of Investment Management: December 1999 Letter to Investment Company Institute Regarding Valuation Issues

EXHIBIT B - SEC Division of Investment Management: April 2001 Letter to the Investment Company Institute Regarding Valuation Issues

EXHIBIT C - September 4, 2003 letter from Strong to clients

Plaintiff, individually and on behalf of all those similarly situated, alleges on information and belief, *inter alia*, based upon an investigation conducted by Plaintiff and his counsel, except as to those allegations pertaining to Plaintiff and his counsel personally which are alleged based upon knowledge.

I. INTRODUCTION

1. The $7 trillion mutual fund business is based upon the premise that all investors in mutual funds are provided identical information and the same opportunities to purchase and sell mutual funds as every other investor. The laws governing mutual funds require this and the mutual funds represent that they will follow the law as well as the policy of fairness behind it.

2. In practice, however, not all mutual funds treat all investors equally. In the instant case, the Defendants sued herein, have entered into secret deals with various investors which allow those investors to make substantial profits at the expense of other investors, including Plaintiff and the class. In exchange for this opportunity, the investors engaged in *quid pro quo*s with the investors and promised to invest in Defendants' funds.

3. The practices involved in this lawsuit are called "market timing" and late trading. Market timing is a short-term investment technique where a purchaser quickly buys and sells mutual fund shares to the detrimental effect of long-term shareholders. Although, there are procedures in place to control market timing, Defendants never implemented such techniques and, in fact, affirmatively encouraged and allowed such trading despite their promises in their prospectuses not to do so. Late trading involves an investor purchasing mutual fund shares after the market has closed and allows the investor to take advantage of events which occur after the market closes which are not reflected in the share price set at the close of the market. Defendants are the subject of investigations by the New York Attorney General, the Securities & Exchange Commission ("SEC") and other agencies.

4. As a result of Defendants' actions and omissions, the value of Plaintiff's and the Class' mutual fund investments have been diminished by millions of dollars. This lawsuit seeks to recover those monies for the victims of these unlawful scheme.

II. <u>JURISDICTION AND VENUE</u>

5. Federal subject matter jurisdiction exists pursuant to 28 U.S.C. §§ 1331 and 1337, and the Investment Companies Act of 1940, 15 U.S.C. § 80a-43, the Investment Advisers Act of 1940, 15 U.S.C. §80b-14 and Section 11 of the Securities Act, 15 U.S.C. § 77k. The claims asserted herein arise under and pursuant to the Investment Companies and Investment Advisers Acts of 1940, 15 U.S.C. § 80a-1 *et seq.* and 15 U.S.C. § 80 b-1 *et seq.* and Section 11 of the Securities Act, 15 U.S.C. § 77k. This Court has supplemental jurisdiction over Plaintiff's state law claims pursuant to 28 U.S.C. § 1367.

6. Venue is appropriate in the Western District of Wisconsin pursuant to 15 U.S.C. §§ 80a-43, 80b-14. Defendants have offices in this District and many of the acts alleged herein occurred substantially in this District.

7. The Defendants, directly and/or indirectly, used the means and instrumentalities of interstate commerce, the United States mails, and the facilities or the national securities markets in connection with the acts, conduct, and other wrongs complained of herein.

III. <u>THE PARTIES</u>

A. <u>PLAINTIFF</u>

8. Plaintiff, Donald Schneider, is an individual, who is a citizen of Wisconsin and resides in the Western District of Wisconsin. On or about January 9, 1997, he purchased shares in Strong Growth Fund. He currently owns 221.3763 shares in Strong Growth.

B. DEFENDANTS

1. Strong Defendants

9. Strong Financial Corporation is a corporation that is organized under the laws of Wisconsin and has an office in Madison, Wisconsin. Founded in 1974, Strong Financial Corporation is a multi-billion dollar company that specializes in long term investments. Strong Financial Corporation offers a wide variety of investments services to private individuals and institutions including mutual funds, comprehensive brokerage services, retirement and college planning services. The company, through its subsidiary companies, offers a diyerse family of mutual funds. On July 31, 20031, the company's assets was estimated to be at $42.1 billion and it had over 1 million active accounts. Strong Financial Corporation is the parent company of Strong Capital Management, Inc. and Strong Investments, Inc.

10. Defendant Strong Capital Management, Inc., the adviser for the Strong family of mutual funds, is a privately held, registered investment adviser with an office in Madison, Wisconsin. It is one of the leading investment management firms in the nation and has been ranked in the top 3% of money managers in institutional assets gained in 2002. It manages over $49 billion.

11. Defendant Strong Investment Inc., a Wisconsin corporation with an office in Madison, Wisconsin, offers securities on behalf of the Strong family of mutual funds.

12. Defendant Strong Investor Services, Inc., a Wisconsin corporation with an office in Madison, Wisconsin, is the administrator for each of the Strong family of mutual funds.

13. There is a unity of interest and ownership between the defendants such that the acts of the one are for the benefit and can be imputed as the acts of the other.

2. *Agents/Aiders and Abettors*

14. At all relevant times, each Defendant was and is the agent of each of the remaining Defendants, and in doing the acts alleged herein, was acting within the course and scope of such agency. Each Defendant ratified and/or authorized the wrongful acts of each of the Defendants.

15. Defendants, and each of them, are individually sued as participants and as aiders and abettors herein alleged.

3. *Unnamed Participants*

16. Numerous individuals and entities participated actively during the course of and in furtherance of the scheme described herein. The individuals and entities acted in concert by joint ventures and by acting as agents for principals, in order to advance the objectives of the scheme and to provide the scheme to benefit Defendants and themselves through the purchase and sale of mutual funds to the detriment of Plaintiff and the Class.

IV. CLASS ACTION ALLEGATIONS

17. Pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure, Plaintiff brings this lawsuit on behalf of himself and a class of persons and entities ("the Class") who purchased, own and/or owned shares in Defendants' Strong mutual funds from Defendants from August, 1999 through the present. Excluded from this class are: Defendants and their subsidiaries, successors, predecessors, present and former officers and directors, and members of their immediate families, Canary Capital Partner LLC, Canary Investment Management, LLC, Canary Capital Partners, Ltd. and Edward Stern, and any legal representatives, agents, affiliates, heirs, successors-in-interest or assigns of any excluded party.

18. This action is properly maintainable as a class action because it meets Rule 23 requirements for numerosity, commonality, typicality and superiority.

19. The Class is numerous and spread across the United States thus making the joiner of all Class members impracticable. Though the exact number of the owners of Defendants' mutual funds is unknown to Plaintiff at this time, there are hundreds of thousands of potential class members, further indicating the impractability of joinder in this action. Defendants' website states that they have 1 million active accounts comprised of 460,000 households. The information as to the identify of the Class members can be readily determined from records maintained by Defendants and their agents.

20. The following are questions of law and fact common to the class, which predominate over questions affecting individual members:

a. Whether Defendants' acts alleged herein violated federal securities laws;

b. Whether Defendants' acts alleged herein breached fiduciary duties it owed to Plaintiff and the Class;

c. Whether Defendants' acts alleged herein caused damage to Plaintiff and the Class;

d. The extent to which Plaintiff and members of the Class have sustained damage and the proper measure of those damages.

21. Plaintiff's claims are typical of those asserted by the other Class Members and Plaintiff's interests are not adverse or antagonistic to the interests of the Class.

22. Plaintiff will vigorously prosecute this action using the competent counsel he has retained. Plaintiff's counsel is experienced in class action securities litigation. Hence, Plaintiff is an adequate representative for the Class and will represent their interests fairly and adequately. Plaintiff does not anticipate any problem with managing this litigation as a class action.

23. The class mechanism is an efficient and fair method for adjudicating this action and is superior to other methods. The size of the Class would make

other methods impracticable and without the use of the class mechanism, many individual Class members might not be able to afford or prosecute their individual claims.

V. BACKGROUND OF MUTUAL FUNDS AND NET ASSET VALUE PRICING

A. BACKGROUND OF MUTUAL FUNDS

24. A mutual fund is a company that invests in a portfolio of securities. Investors who invest in mutual funds thus own a percentage of the portfolio. Mutual funds are meant to be long-term investments and are meant to provide a simple, accessible and affordable way for people to invest.

25. The popularity of mutual funds have soared over the last 30 years. In 2002, over 54.2 million households in the United States, almost one-half of all United States households, owned mutual funds **representing over seven trillion dollars in investments**. Over one-half of those owning mutual funds have moderate incomes, defined as having incomes of between $25,000 and $74,999 per year.

B. MUTUAL FUNDS MUST BE PRICED AT THEIR NET ASSET VALUE TO PREVENT MARKET ARBITRAGERS FROM PROFITING FROM MARKET TIMING

26. In 1940, Congress enacted the Investment Company Act of 1940, 15 U.S.C. § 80a-1 *et seq.* ("the Act"). The Act requires mutual funds to price and redeem their shares at the net asset values ("NAV") next computed after receipt of redemption requests, and to make prompt payment of redemption proceeds. § 22(e). Rule 22c-1(b) under the Act generally requires that a fund's NAV be computed at least once daily, Monday through Friday, at a specific time or times as determined by the fund's board. 17 Code of Federal Regulations 270.0-1 are the rules and regulations governing the Act.

27. The purpose of the Act is to insure a level playing field for all investors. The law requires that each investor have identical information as well as an equal opportunity to buy and sell mutual fund shares as every other investor. If any investor has information which is not known to other investors or has an opportunity to buy and sell which is not presented to other investors, that investor benefits to the detriment of all other investors. Such preferential treatment would also be contrary to the goal of an efficient market whereby publically available information drives buying and selling.

28. Generally, mutual funds in the United States calculate the mutual funds NAV at 4:00 p.m., Eastern Standard Time, after the close of the United States' market so that the NAV can be published in the next days' newspaper and other sources. While the SEC recognizes that having the prices published in the newspapers is an important goal, it is secondary to ensuring that the fund's NAV is accurate. SEC Division of Investment Management: December 1999 Letter to Investment Company Institute Regarding Valuation Issues, n. 15, attached hereto as Exhibit A.

29. The 4:00 p.m. valuation creates a fixed valuation and if there is additional information known to investors, they can benefit from this knowledge and trade on the changed value to the detriment of other investors. An example of this opportunity is explained by Professor Eric Zitzwtitz of the Stanford Graduate School of Business in his October 2002 article "*Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds* at page 2:

> For example, if the U.S. market has risen since the close of overseas equity markets, investors can expect that overseas markets will open higher the following morning. Investors can buy a fund with a stale-NAV for less than its current value, and then can likewise sell a fund for more than its current value on a day that the

U.S. market has fallen. Analogous opportunities exist when the value of infrequently or illiquidly-traded domestic assets have recently changed.

30. Professor Zitzewitz presents evidence in his paper that long-term shareholders are losing about $5 billion per year from this practice.

C. THE ISSUE OF MUTUAL FUND VALUATION HAS BEEN AN ISSUE FOR OVER THIRTY-FIVE YEARS

31. For over thirty-five years, the issue of the valuation of mutual funds and the ability of certain investors to take advantage of market swings has been a concern for the SEC and the mutual fund industry. In 1968, for example, the SEC issued Investment Act Release No. 5519 (October 16, 1968) which recognized that investors are drawn to market conditions that allow them to "take advantage of an upswing in the market and an accompanying increase in the net asset value of investment company shares by purchasing such shares at a price which does not reject the increase." In Accounting Series, Release No. 118, issued on December 23, 1970, the SEC instructed funds to carefully consider various indications of the validity and reliability of market quotations. Both Release No. 118 as well as Accounting Series, Release No. 113, issued October 21, 1969, were intended by the SEC to provide guidance on certain valuation issues for mutual funds.

32. In the 1970s, 1980s and early 1990s, not many issues were raised about the valuation of mutual funds, although the SEC continued to monitor the issue and take action when it believed it necessary. For example, on May 31, 1977, the SEC issued Accounting Series Release 219 which provided the SEC's interpretation that it was an inappropriate method to determine fair market value of debt portfolio securities on an amortized cost basis. During this time, the SEC also issued "no-action" letters regarding various issues raised by mutual funds on pricing.

33. Beginning by at least 1998, certain investors began heavily exploiting the arbitrage opportunities presented by the NAV valuations and the regulatory bodies began increasing their involvement.

34. In 1999, in a letter to the Investment Company Institute, a national association of the investment companies in the United States, the SEC advised, that in light of recent events, that it would be helpful if mutual funds reviewed their obligations to price and redeem fund shares during emergency or unusual situations. SEC Division of Investment Management: December 1999 Letter to Investment Company Institute regarding Valuation, Exhibit A. The letter sets forth the governing law regarding the valuation of mutual fund shares. For example, the letter states that the Investment Company Act of 1940 requires mutual funds to price and redeem their shares at the net assets values next computed after receipt of redemption requests and that mutual funds value their portfolio securities by using the market value of securities when market quotations for the securities are "readily available." The letter also discusses fair value pricing. The letter provides:

> The Commission has stated that, as a general principle, the fair value of a portfolio security is the price which the fund might reasonably expect to receive upon its current sale. Ascertaining fair value requires a determination of the amount that an arm's-length buyer, under the circumstances, would currently pay for the security. (Footnote omitted).

The SEC has adopted a flexible standard for determining fair value which requires fund directors to "satisfy themselves that all appropriate factors relevant to the value of securities for which market quotations are not readily available have been considered and to determine the method of arriving at the fair value of each such security." *Id.* quoting ASR No. 118.

D. PROPER VALUATIONS ARE CRITICAL TO INSURE THAT LONG-TERM SHAREHOLDERS ARE NOT HARMED

35. The SEC's 1999 letter warns that: "These pricing requirements are critical to ensuring that the prices at which fund shares are purchased and redeemed are fair, and do not result in dilution of shareholder interests or other harm for shareholders." Footnote 4 of the letter explains further:

> For example, if fund shares are overpriced, redeeming shareholders will receive a windfall at the expense of shareholders that remain in the fund, and purchasing shareholders will pay too much for the shares. Similarly, sales of shares in a fund that has undervalued its portfolio would also have dilutive effects. *See Investment Trusts and Investment Companies: Hearings on S. 3580 Before a Subcommittee of the Senate Committee on Banking and Currency*, 76th Cong., 3 Sess. 136-138, 289 (1940); Accounting Series Release ("ASR") No. 219 (May 31, 1977). **Thus, pricing of fund portfolio securities based upon their current values is necessary to ensure fairness among all fund shareholders**. (Emphasis added).

36. On April 30, 2001, the SEC sent a follow up letter to the Investment Company Institute regarding valuation issues. SEC Division of Investment Management: April 2001 Letter to the Investment Company Institute Regarding Valuation Issues attached as Exhibit B. The letter discusses the problems with timing of valuation due to foreign markets:

> Funds generally calculate their NAVs by using the closing prices of portfolio securities on the exchange or market (whether foreign or domestic) on which the

> securities principally trade. Many foreign markets, however, operate at times that do not coincide with those of the major U.S. markets. For example, Asian markets generally operate during the evening and nighttime in the United States and close before the opening of major U.S. Markets. As a result, the closing prices of securities that principally trade on foreign exchanges or markets ("foreign securities") may be as much as 12-15 hours old by the time of the funds' NAV calculation, and may not reflect the current market values of those securities at that time. (Footnote omitted).

37. **The SEC also warns in the letter that the failure to determine the fair value of the portfolio securities following significant events may result in dilution and arbitrage opportunities for short-term investors**:

> Funds may dilute the value of their shareholders' interests if they calculate their NAVs using closing prices that were established before a significant event has occurred. Dilution generally may occur, for example, if a fund shares are overpriced because redeeming shareholders will receive a windfall at the expense fo the shareholders that remain in the fund. Similarly, dilution may occur when a fund sells its shares at a price lower than its NAV. The risk of dilution increases when significant events occur because such events attract investors who are drawn to the possibility of arbitrage opportunities. In such situations, short-term investors may attempt to exploit the discrepancies between market prices that are no longer current, and the

values of a fund's portfolio securities. (Emphasis added; footnotes omitted).

38. Footnotes 7 and 8 of the letter explain these arbitrage opportunities:

7. Investors are drawn to market conditions that allow them to "take advantage of an upswing in the market and an accompanying increase in the net asset value of investment company shares by purchasing such shares at a price which does not reflect the increase." Investment Company Act Release No. 5519 (Oct. 16, 1968) (Rule 22c-1 adopting release).

8. Arbitrage activity also may harm shareholders because it may cause funds to manage their portfolios in a disadvantageous manner. For example, a fund's investment adviser may maintain a larger percentage of its assets in cash or may be forced to prematurely liquidate certain portfolio securities to meet higher levels of redemptions due to arbitrage activity. This is particularly true for funds that invest primarily in a foreign or emerging markets securities, which are often thinly traded. Funds may also incur increased brokerage and administrative costs related to the arbitrage activity.

E. THERE ARE EFFECTIVE METHODS THAT MUTUAL FUNDS CAN IMPLEMENT TO STOP ARBITRAGE ACTIVITY

39. The SEC letter, Exhibit B, explains and provides an example on how fair value pricing protects long-term fund investors:

Fair value pricing can protect long-term fund investors from short-term investors who seek to take advantage of funds as a result of significant events occurring after a foreign exchange market closes, but before the NAV's calculations. Attached as Exhibit 1 is an example that demonstrates how certain short-term investors, in two days and at no risk to their investments, could profit by more than $900,000, on a $10 million investment, from a small fund that does not use fair value pricing. **These profits would dilute the share value of long-term investors in the fund**. (Emphasis added).

40. The SEC reiterated the responsibilities of the boards of mutual funds to "'continuously review the appropriateness of the method used in valuing' portfolio securities. Funds should regularly evaluate whether their pricing methodologies continue to result in value that they might reasonably expect to receive upon a current sale. Funds should assess the availability and reliability of market quotations, and should regularly test the accuracy of their fair value prices by comparing them with values that are available from other sources, . . ." (Quoting ASR 118, n.4)

41. There are several ways to limit arbitragers from profiting from these timing issues. For example, mutual funds can impose redemption fees, generally 1%-2% of shareholders' assets for those people who withdraw money within 60-90 days after the investment.

42. Additionally, mutual funds can restrict trading frequency and monitor short term trades.

43. The most sophisticated way to limit arbitragers is for the mutual funds to use fair value pricing. In fair value pricing, the mutual fund uses estimates to account for current information rather than relying on the actual closing price of the stocks in the portfolio. According to Professor Zitzewitz, there are two types of partial fair value pricing: (1) using fair value pricing only on days with extreme

market movements; and (2) using one of a variety of fair valuing pricing methodologies. Zitzewitz also refers to true fair-value pricing models:

> Goetzmann,et al. (2001) outline a simple methodology that estimates a top-down correction to a fund's NAV based on historical relationship between its NAV and market indices. Champi and Zitzewitz (2001) advocate a related bottom-up methodology that estimates fair-value prices at the security level. The idea behind both methodologies is that a reasonable fair value price is the statistical expectation of the price that would prevail in a liquid market, given all the information reflected in the market indices as of 4 PM ET.

44. FT Interactive Data Corporation, a company that trades on the New York Stock Exchange, has developed a computer model to determine the fair value prices of stocks in the portfolio. According to its website:

> FT Interactive Data's Fair Value Information Service combines an innovative computer model with extensive historical data and a strong support infrastructure to provide mutual funds with tools enabling them to assess the impact of volatile markets on foreign security valuations. The Fair Value Information Service creates a confidence interval, which can assist mutual funds in deciding when to fair value a given security, and an adjustment factor, which can be applied to the local market closing price of an equity that the fund decides to fair value. Supporting data can also be viewed in greater detail online via the Web using FTInteravtiveData.com.

45. According to its website, FT Interactive Data Corporation uses a "multi-factor methodology, which applies relevant factors such as ADRs, sector indices, and futures to each covered international equity to assist a client in determining whether a fair valuation process is appropriate for that security and, if so, to provide the client with relevant data for its consideration."

F. DEFENDANTS IGNORED ITS DUTIES TO SHAREHOLDERS AND AFFIRMATIVELY ALLOWED ARBITRAGERS TO TIME THEIR MUTUAL FUND PURCHASES TO OBTAIN AN UNFAIR AND UNLAWFUL PROFIT

46. Defendants, in violation of the law, ignored their duties to shareholders and affirmatively allowed arbitragers to time their mutual fund purchases to obtain an unfair and unlawful profit. Defendants' actions were in direct contradiction to their representations in their prospectuses that they take action to stop market timers and their actions were in violation and their fiduciary duty and federal law.

47. Defendants promised to Plaintiff and the Class that they would prohibit market timing. For example, the Prospectus for the Strong Growth fund, which language is virtually identical to the representations in the other Prospectuses, represents:

> **Early Redemption Fee** The *Large Company Growth Fund* can experience substantial price fluctuations and is intended for long-term investors. Short-term "market-timers" engage in frequent purchases and redemption that can disrupt the Fund's investment program and create additional transaction costs that are borne by all shareholders. For these reasons, the Fund assesses a 1.00% fee, based on the redeemed shares' market value, on redemptions (including exchanges) of Fund shares

held for less than one year. Redemption fees are paid to the Fund. The Fund uses the "first-in, first-out" (FIFO) method to determine the one-year holding period. Redemption fees are not applicable to shares purchased through reinvested dividends and distribution.

48. On September 3, 2003, the Attorney General of New York filed an action against Canary Capital Partners, LLC, Canary Investment Management LLC, Canary Capital Partners, Ltd and Edward Stern alleging that these defendants engaged in two fraudulent schemes, late-trading (trading after hours) and "timing" of mutual funds (short-term "in and out" trading of mutual funds) from which they received tens of millions of dollars at the expense of mutual fund investors. (Spitzer Complaint ¶¶ 8, 9, 11.)

49. The Defendants in the Spitzer action have agreed to pay restitution of $30 million for illegal trading and a fine of $10 million.

50. That Complaint was based on an investigation including subpoenaing documents from numerous companies, and it alleges that Strong Capital Management, Inc. affirmatively agreed to allow Canary Capital Partners, LLC and Canary Investment Management, LLC (collectively Carey) to engage in timing in exchange for Canary agreeing to invest in Strong funds.

51. The Spitzer Complaint, supported by emails produced by Strong and Canary, show that representatives from Strong and Canary met on October 16, 2002 to discuss the *quid pro quo* of Canary timing their purchase of mutual funds in exchange for investing in Strong funds. Strong provided Canary with a list of its portfolio holdings and the parties agreed the funds in which Canary would invest.

52. An November 26, 2002 email by Strong documents the agreement with Canary:

> [Canary] will be opening a brokerage account . . . valued somewhere around $18 million. The purpose of the brokerage account will be to trade mutual funds and trade on margin. [It] will be actively trading the mutual funds that [a Portfolio Manager] manages, but will not trade more than 1% of the total assets of the fund on any one day. . . The client will also have substantial additional assets in other areas of Strong for Cash Management and Hedge Fund Purposes.

Spitzer Complaint, ¶ 93. According to the Spitzer Complaint, the cash management portion of the agreement was never funded.

53. According to the Complaint, a letter (Bates Stamp No. CC000013) the same day documented the trading arrangement:

- The following funds are available for your strategy;
  - •Strong Growth 20 Fund
  - •Strong Growth Fund
  - •Advisor Mid Cap Growth Fund
  - •Strong Large Cap Growth Fund
  - •Strong Dividend Income Fund
- If your assets are not invested in one of the above funds then these assets will reside in one of the Strong Money Markets.
- You will need to be invested in any fund on the last day of the month if you are invested in that same fund on the first day of that same month.
- All funds will be available for margin according to Reg T.
- We will need trading instructions from you by 2:45 PM CST/3:45 PM EST on any day you wish to trade.
- All positions are limited to 1% of the assets within the fund. . . .

54. An email dated November 27, 2002 (Bates Stamp No. Strong 0748) shows Strong alerting its transfer agent and clearing broker to the arrangement with Canary so that the trades would not be rejected for "flipping." This instruction was directly contradictory to the promise that Strong made in its prospectuses that it would take action to prohibit such activity.

55. The Spitzer Complaint in paragraph 95 alleges that Strong regularly provided Canary with detailed breakdowns of the portfolios of the target funds (Bates Stamp Nos. Strong 0503-564) which allowed Canary to sell short the stocks that the portfolios contained. These trades injured Plaintiff and the Class by diluting the value of their mutual fund investment and causing other economic damage.

56. The Canary agreement is not the only time that the Defendants engaged in this wrongful practice, but it has become part of Defendants' course of business to enter into these deals with various preferred investors. Defendants have entered into secret waivers with certain investors and allowed other investors to engage in engage in trading after market, with the explicit intent of increasing the amount of investments in their funds and increase their profitability.

57. Strong is under investigation by other agencies in addition to the New York Attorney General for allowing investors to engage in timing and to trade after market. A September 5, 2003 AP Business article published in the *San Francisco Chronicle*, relying on information learned from a SEC official, reports that the SEC has started an inquiry into the nation's mutual funds and have asked the funds to produce information on their policies governing the use of market timing and late trading.

58. In a September 4, 2003 letter to clients, Defendants acknowledge the New York Attorney General's investigation into their trading practices. A copy of the letter is attached as Exhibit C.

FIRST CLAIM FOR RELIEF

VIOLATIONS OF INVESTMENT COMPANY ACT OF 1940

15 U.S.C. § 80a-1 *et seq.*

59. Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

60. This claim is brought pursuant to the Investment Company Act of 1940, 15 U.S.C. § 80a-1 *et seq.* 15 U.S.C. § 22 and 17 C.F.R. § 270.22c-1, promulgated thereunder, regulate the pricing of mutual funds. 15 U.S.C. § 2(a)(41)(b) of the Act, 15 U.S.C. §80a-2, defines value as (i) with respect to securities for which market quotations are readily available, the market value of such securities; and (ii) with respect to other securities and assets, fair value as determined in good faith by the board of directors." This definition, which is also used in Rule 2a-4 as the required basis for computing a fund's current NAV.

61. The purpose of 15 U.S.C. § 80a-22(d) is to avoid discrimination among investors and § 22(d) along with 22(f) protect primary distribution system for mutual fund securities. Section 22(d)'s purpose is to eliminate price competition. Section 22(f) restricts the transferability of mutual funds except in "conformity with the statements contained in the registration statements nor in contravention of such rules and regulations as the [Securities & Exchange] Commission may prescribe in the interests of the holders of all of the outstanding securities of such investment company." (Bracketed material added).

62. 15 U.S.C. § 80a-36 provides that: "Whoever steals, unlawfully abstracts, unlawfully and willingly converts to his own use or to the use of another, or embezzles any of the moneys, funds, securities, credits, property, or assets of any registered investment company shall be deemed guilty of a crime. . ." There is an implied right of action for private investors under this section. *See Brown v. Bullock*, 194 F.Supp. 207 (S.D.N.Y. 1961).

63. Defendants, in valuing their mutual funds, violated the Investment Company Act of 1940 by failing to properly value their mutual funds in light of their knowledge that investors were engaged in market timing which impacted the value of their funds and decreased the value of other investors' investments.

64. Plaintiff and the Class suffered damage as a result of the wrongful conduct of Defendants, and each of them, and are therefore entitled to compensation.

WHEREFORE, Plaintiff and the Class pray for relief as set forth below.

SECOND CLAIM FOR RELIEF

VIOLATIONS OF THE INVESTMENT ADVISERS ACT OF 1940

15 U.S.C. § 80-b *et seq.*

65. Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

66. This claim is brought pursuant the Investment Advisers Act of 1940, 15 U.S.C. § 80-b *et seq.*

67. 15 U.S.C. § 80b-6 provides that: "It shall be unlawful for any investment adviser, by use of the mails or any means or instrumentality of interstate commerce, directly or indirectly–

(1) to employ any device, scheme, or artifice to defraud any client or prospective client;

(2) to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client;

* * *

(4) to engage in any act, practice, or course of business which is fraudulent, deceptive, or manipulative. . . .

68. Strong Capital Management, Inc. offers advisory services for the Strong family of mutual funds and is an investment advisor under the Investment Advisers Act of 1940.

69. Strong Capital Management violated the Investment Advisers Act of 1940 by engaging in schemes, transactions, practices and/or courses of business which operated as a fraud and/or deceit upon Plaintiff and the Class by engaging in the scheme described above. The acts, practices, and/or course of business were also deceptive and/or manipulative.

70. As a result of Strong Management's acts, Plaintiff and the Class has been damaged and they are entitled to compensation.

THIRD CLAIM FOR RELIEF

BREACH OF FIDUCIARY DUTY

71. Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

72. By virtue of Plaintiff's and the Class' ownership of the mutual funds, the promises that Defendants made in the Prospectus about preventing timing, and the obligations imposed by law as set forth in the SEC letters, Defendants owed Plaintiff and the Class fiduciary duties of the highest good faith, integrity and fair dealing to Plaintiffs.

73. Defendants and each of them breached their fiduciary duties by engaging in the acts and omissions detailed more fully above, including but not limited to, treating certain mutual fund investors differently than other mutual fund investors; failing to follow their disclosed policy and procedures of preventing market timing, in affirmatively allowing certain investors to engage in timing and after market trading in exchange for investing in Defendants' funds and by failing to disclose their true practices and procedures to Plaintiff and the Class .

74. Each of the Defendants knew that the other Defendants were breaching their fiduciary duties to Plaintiff and the Class. Notwithstanding their knowledge, Defendants and each of them, engaged in conduct, herein before described, which rendered substantial assistance to, encouraged, and/or aided and abetted the breaches of fiduciary duty.

75. As a result of the wrongful conduct of Defendants, Plaintiff and the Class have suffered and will continue to suffer economic losses and other general and specific damages, all in an amount to be determined according to proof.

76. The aforementioned acts of Defendants, and each of them, were done maliciously, oppressively, and with intent to defraud, and Plaintiffs and the Class are entitled to punitive and exemplary damages in an amount to be shown according to proof at the time of trial.

WHEREFORE, Plaintiff and the Class pray for relief as set forth below.

FOURTH CLAIM FOR RELIEF

VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

77. Plaintiff hereby incorporates by reference all of the allegations set forth above as though fully set forth hereafter.

78. This claim is brought against Defendants pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k. This claim does not sound in fraud, and neither fraud nor scienter is an element of this claim.

79. The prospectuses issued by Defendants regarding their mutual funds, at the time they were issued and became effective, were inaccurate and misleading, contained untrue statements of material fact and/or omitted to state material facts necessary to make the statements made therein not misleading, as set forth above. The matters detailed above would have been material to a reasonable person reviewing the registration statements and the financial statements incorporated therein.

80. The Defendants were responsible for the contents and dissemination and the Prospectuses and/or consented to the use of their name in the Prospectuses, and are therefore liable under Section 11 of the Securities Act for any material misrepresentations or omissions contained therein.

81. The Defendants did not make a reasonable investigation and did not possess reasonable grounds for believing that the statements contained in the

Prospectuses were true, did not omit any material fact, and were not materially misleading.

82. Plaintiff and the Class did not know or in the exercise of reasonable diligence could not have known of the misstatements and omissions of material fact contained in the Prospectuses.

83. Plaintiff and the Class have sustained damages as a result of the misstatements and omissions of material fact contained in the Prospectuses for which they are entitled to compensation.

84. The Defendants owed the investors in their mutual funds, including Plaintiff and the Class, a duty to make a reasonable and diligent investigation of the statements contained in the Prospectuses at the time they became effective, to ensure that they were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. In the exercise of reasonable care, the Defendants knew or should have known of the material misstatements and omissions contained in the Prospectuses.

WHEREFORE, Plaintiff prays for relief as set forth below.

PRAYER FOR RELIEF

1. Certification of a Plaintiff Class pursuant to Rule 23 of the Federal Rules of Civil Procedure.
2. General and compensatory damages according to proof;
3. Special damages according to proof;
4. Punitive and exemplary damages according to proof on the breach of fiduciary duty claim;
5. Reasonable attorneys' fees;
6. Costs and Expenses of the proceedings;

7. Prejudgment interest at the maximum legal rate; and

8. Such other and further relief as the Court deems proper.

Dated: LAW OFFICES OF JAMES C. MENTKOWKSI
SHUGHART, THOMSON & KILROY, PC
COTCHETT, PITRE, SIMON & McCARTHY

By: ______________________
JAMES C. MENTKOWSKI
Attorneys for Plaintiffs and the Class

JURY TRIAL DEMAND

Plaintiffs, pursuant to Federal Rule of Civil Procedure 38, individually and on behalf of all others similarly situated, demand a trial by jury of all issues which are subject to adjudication by a trier of fact.

Dated: LAW OFFICES OF JAMES C. MENTKOWKSI
SHUGHART, THOMSON & KILROY, PC
COTCHETT, PITRE, SIMON & McCARTHY

By: ______________________
JAMES C. MENTKOWSKI
Attorneys for Plaintiffs and the Class

P.O. Addresses
JAMES C. MENTKOWSKI, ATTORNEY AT LAW
Law Offices of James C. Mentkowski, S.C.
111 East Wisconsin Ave.
Suite 1750, Bank One Plaza
Milwaukee, Wisconsin 53202
(414) 278-8759- FAX : (414) 278-7108

DANIEL OWEN, ATTORNEY AT LAW
Shughart, Thomson & Kilroy
Twelve Wyandotee Plaza
120 West 12th St., Ste. 1600
Kansas City, MO 64105
(816) 421-3355- FAX: (816) 374-0509

JOSEPH W. COTCHETT, ATTORNEY AT LAW
Cotchett, Pitre, Simon & McCarthy
San Francisco Airport Office Center
840 Malcolm Road, Suite 200
Burlingame, CA 94010
(650) 697-6000 - FAX (650) 697-0577

DECLARATION OF PLAINTIFF DONALD SCHNEIDER

I, Donald D. Schneider, declare as follows:

1. I am a plaintiff in this action and I submit this Declaration pursuant to Section 101 of the Private Securities Litigation Reform Act of 1995 as required by Section 21(D) of Title I of the Securities and Exchange Act of 1934. I have reviewed the complaint and authorize its filing.

2. I did not purchase shares in Strong Mutual Funds, the securities that are the subject of the complaint, at the direction of plaintiff's counsel or in order to participate in any private action arising under this title.

3. I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. I invested in Strong Growth Fund, that is the subject of the complaint on or about January 9, 1997. I own 221.3763 shares of Strong Growth Fund.

5. I have not served as a class representative in any other case.

6. I will not accept any payment for serving as a representative party on behalf of a class beyond the plaintiff's pro rata share of any recovery, except as ordered or approved by the court.

I declare under penalty of perjury under the laws of the United States that the foregoing is true and correct.

Executed at STOUGHTON, Wisconsin, on September 19, 2003.

Donald D. Schneider
Donald D. Schneider

U.S. Securities and Exchange Commission

Division of Investment Management: December 1999 Letter to the ICI Regarding Valuation Issues

December 8, 1999

Mr. Craig S. Tyle
General Counsel
Investment Company Institute
1401 H Street, N.W.
Washington, D.C. 20005

EXHIBIT A

Dear Mr. Tyle:

As a result of recent events, we believe that it would be helpful to some open-end management investment companies ("mutual funds" or "funds") to review their obligations to price and redeem fund shares during emergency or unusual situations. As you know, the ability to redeem fund shares is a primary consideration for mutual fund investors, especially during emergency or unusual situations. Because all funds may experience emergency or unusual situations at some point, we believe that it would be useful to review funds' pricing obligations under the law, and to provide additional guidance to funds on their obligations to price and redeem their securities during these and other situations.

We discuss below three issues relating to funds' responsibilities for pricing portfolio securities. First, we clarify that market quotations for portfolio securities are not readily available when the exchanges or markets on which those securities trade do not open for trading for the entire day, and that funds, accordingly, must price those securities based on their fair value ("fair value price"). Second, we provide additional guidance regarding the process of fair value pricing, and describe certain factors that funds should consider when fair value pricing portfolio securities. Finally, we discuss the obligations of fund boards of directors ("boards") for fair value pricing securities, and discuss measures that boards may take when discharging those responsibilities.

Section 22(e) and Rule 22c-1

The Investment Company Act of 1940 ("1940 Act") requires mutual funds to price and redeem their shares at the net asset values ("NAV") next computed after receipt of redemption requests, and to make prompt payment of redemption proceeds.[1] Generally, under the 1940 Act, funds may, but are not required to, suspend redemptions and postpone payment for redemptions already tendered for any period during which the New York

Stock Exchange ("NYSE") is closed. For purposes of Section 22(e) of the 1940 Act, the staff considers the NYSE to be closed on any day when it does not open for trading for the entire day. Whether the NYSE could otherwise be considered to be closed on any given day depends on the particular facts and circumstances of the situation. When funds encounter difficulties in selling or pricing their portfolio securities due to, among other things, market breaks, trading restrictions, internal fund failures, or natural disasters, Section 22(e) does not permit funds to suspend redemptions in the absence of certain determinations by the Commission.[2]

Availability of Market Quotations

The 1940 Act requires mutual funds to value their portfolio securities by using the market value of the securities when market quotations for the securities are "readily available."[3]When market quotations are not readily available, the 1940 Act requires fund boards to determine, in good faith, the fair value of the securities. These pricing requirements are critical to ensuring that the prices at which fund shares are purchased and redeemed are fair, and do not result in dilution of shareholder interests or other harm to shareholders.[4]

When the exchange or market on which a security is traded does not open for trading for an entire trading day, and no other market prices are available, we believe that market quotations for that security are no longer "readily available." In such instances, funds holding securities traded on the closed exchange or market must fair value price those securities.[5]For example, following September's earthquake in Taiwan, the Taiwan Stock Exchange ("TSE") was closed for a number of days. We believe that under these circumstances, market prices for securities traded on the TSE were not "readily available" and that funds holding such securities were required to use fair value prices in determining NAV.[6]In anticipation of circumstances such as these, funds should consider adopting procedures that are designed to alert the board and fund management to conditions that may necessitate fair value pricing of portfolio securities.

Fair Value Pricing

In recent years, commentators have suggested that we should provide additional or further guidance regarding pricing issues and the factors that fund boards should evaluate when fair value pricing a fund's portfolio securities. These suggestions were primarily directed at ASR Nos. 113 and 118, which were issued by the Commission at a time when financial markets were less diverse and funds had fewer investment alternatives.[7]Although we recognize the limited scope of these ASRs, we also note that they were not intended to provide comprehensive guidance to funds on how to address all pricing issues, nor were they specifically addressed to emergency or unusual situations. ASR Nos. 113 and 118 were intended to provide general illustrative guidance on certain valuation issues, and we believe that they continue to represent the views of the Commission.[8]

The Commission has stated that, as a general principle, the fair value of a portfolio security is the price which the fund might reasonably expect to receive upon its current sale.[9]Ascertaining fair value requires a determination of the amount that an arm's-length buyer, under the circumstances, would currently pay for the security. Fair value cannot be based on what a buyer might pay at some later time, such as when the market ultimately recognizes the security's true value as currently perceived by the portfolio manager.[10] Funds also may not fair value price portfolio securities at prices which are not achievable on a current basis on the belief that the fund would not currently need to sell those securities.[11] Thus, bond or similar funds generally may not fair value price portfolio securities at par based on the expectation that the funds will hold those securities until maturity,[12] if the funds could not receive par value upon the current sale of those securities.[13]

This is not to say that fair value pricing is an inelastic concept. Indeed, ASR Nos. 113 and 118 recognize that no single standard exists for determining fair value in good faith. Instead, the Commission adopted a more flexible standard which requires fund directors to "satisfy themselves that all appropriate factors relevant to the value of securities for which market quotations are not readily available have been considered and to determine the method of arriving at the fair value of each such security." ASR No. 118 further states that "directors should take into account all indications of value *available to them* in determining the fair value' assigned to a particular security" (emphasis added). Whether a factor is "appropriate," and whether a particular indication of value is available, depends upon the particular facts and circumstances of the situation. Thus, during emergency situations, fund boards should evaluate as many relevant factors as they are able to under the circumstances.

ASR Nos. 113 and 118 suggest that fundamental analytical information is among the most important factors for fund boards to evaluate when fair value pricing portfolio securities. While we believe that an analysis of the value of the investment itself continues to be of primary importance in determining fair value, we also believe that in many situations fund boards may need to incorporate other, external sources of information in their fair value determinations. Information derived from world financial markets and various financial products, which can assist in establishing the value of portfolio securities or can provide indications as to the value of securities comparable to those in the portfolio, may be useful for fair value pricing in certain circumstances.

The following list of factors that fund boards may need to consider, if relevant, when fair value pricing portfolio securities is merely illustrative, and is not intended to preclude a board's consideration of any other factors. The factors include: the value of other financial instruments, including derivative securities, traded on other markets or among dealers; trading volumes on markets, exchanges, or among dealers; values of baskets of securities traded on other markets, exchanges, or among dealers; changes in interest rates; observations from financial institutions; government (domestic or foreign) actions or pronouncements; and other news events. With respect to securities traded on foreign markets, the factors also might include the value of foreign securities traded on other foreign markets, ADR trading, closed-end fund trading, foreign currency exchange activity, and the trading prices of financial products that are tied to baskets of foreign securities, such as WEBS.[14]

We believe that a fund board, when fair value pricing portfolio securities in an emergency or other unusual situation, should evaluate the nature and duration of the event and the forces influencing the operation of the financial markets. The board also should evaluate factors relating to the event that precipitated the problem, whether the event is likely to recur, whether the effects of the event are isolated or whether they affect entire markets, countries, or regions. We believe that, at a minimum, fund boards should consider how factors, such as those listed above, or other, similar factors, to the extent relevant, may assist in fair value pricing portfolio securities.

The Board's "Good Faith" Responsibilities

The development of world financial markets and the proliferation of new financial products have both simplified and complicated a board's responsibilities when fair value pricing portfolio securities. Access to information regarding global financial markets, as well as instantaneous communications, are continually raising the amount of current and accurate information in the marketplace. New markets and products, such as those discussed above, provide alternative pricing indicators and benchmarks, which can ease the task of fair value pricing. Conversely, these new sources of information also have increased significantly the number of factors that a mutual fund board may need to evaluate when fair value pricing portfolio securities. This, in turn, provides additional challenges to fund directors, who may have to consider numerous alternatives when making complex decisions under tight time constraints.[15]

We also recognize that different fund boards, or funds in the same complex with different boards, when fair value pricing identical securities, could reasonably arrive at prices that were not the same, consistent with the boards' obligation to fair value price in good faith.[16]We believe that "good faith" is a flexible concept that can accommodate many different considerations, including the incorporation of a variety of sources of information. Finally, we believe that the specific actions that a mutual fund board must take in order to satisfy its good faith obligation under Section 2 (a)(41) of the 1940 Act will vary, depending on the nature of the particular fund, the context in which the board must fair value price, and, importantly, the pricing procedures adopted by the board.

Some commentators have suggested that, in light of the changes in securities and markets, mutual fund boards are ill-equipped to fair value price portfolio securities and that the obligations placed on boards by the 1940 Act are unworkable. Mutual fund boards, however, typically are only indirectly involved in the day-to-day pricing of a fund's portfolio securities. Most boards fulfill their obligations by reviewing and approving pricing methodologies, which may be formulated by the board, but more typically are recommended and applied by fund management. In reviewing and approving pricing procedures, boards should determine whether those methodologies and procedures are reasonably likely to result in the valuation of securities at prices which the funds could expect to receive upon their current sale. Mutual funds also may use a number of other techniques to minimize the burdens of fair value pricing on their directors. For example, a number of funds delegate certain responsibilities for fair value pricing decisions to a valuation committee. Such committees generally assist the board in developing methodologies by which fair values are to be calculated, and implement the board-approved methodologies on a day-to-day basis or as frequently as necessary.

A mutual fund board can take significant steps toward satisfying its good faith obligations prior to an emergency or unusual situation. We believe that, in general, the degree of involvement required of a board during emergencies will depend heavily on the comprehensiveness of the pricing procedures adopted for the fund and the degree of discretion vested in fund management. If, for example, a board has approved comprehensive procedures which provide methodologies for how fund management should fair value price portfolio securities, including procedures which would be appropriate for that particular emergency situation, a board would need to have comparatively little involvement in the valuation process in order to satisfy its good faith obligation. This necessitates, of course, that the board periodically review the appropriateness of the methods used to fair value price portfolio securities and the quality of the prices obtained through these procedures, and that it make changes when appropriate.

When the board has vested a comparatively greater amount of discretion in fund management, or when pricing procedures are relatively vague, we believe that the board's involvement must be greater and more immediate. In these instances, a fund board may be required to evaluate how emergency conditions are affecting the fund's pricing mechanisms, whether the pricing procedures are appropriate, what inquiries fund management is making, and what factors management is considering when making valuation recommendations. Depending on the particular circumstances, the board may need to evaluate how particular portfolio securities are being priced, or, when the fund has limited or no fair value pricing procedures, authorize the specific pricing methodology used.

In any event, given that the fund's board retains oversight responsibility for the valuation of the fund's assets, the board should receive periodic reports from fund management that discuss the functioning of the valuation process and that focus on issues and valuation problems that have arisen.

* * * * *

This letter addresses certain selected pricing issues and is not intended to provide comprehensive guidance on this subject. Nothing in this letter is intended to alter the guidance in ASR Nos. 113 or 118, or the general requirement that funds must use market values to value their portfolio securities when market quotations are readily available.

We will consider whether to provide additional guidance on pricing issues in the future. We would appreciate your sharing this letter with your members. If you have any questions, please contact me, Mercer Bullard, or Evan Geldzahler, at (202) 942-0660.

Very truly yours,

Douglas Scheidt
Associate Director and
Chief Counsel

Footnotes

1 Section 22(e) of the 1940 Act generally prohibits mutual funds from suspending the right of redemption and prohibits funds from postponing the payment of redemption proceeds for more than seven days. Rule 22c-1(b) under the 1940 Act generally requires that a fund's NAV be computed at least once daily, Monday through Friday, at a specific time or times as determined by the fund's board.

2 Section 22(e) also permits a fund to suspend redemptions in two other situations. First, a fund may suspend redemptions for any period during which trading on the NYSE is restricted, as determined by the Commission. Second, a fund may suspend redemptions for any period during which an emergency exists, as determined by the Commission, as a result of which it is not reasonably practicable for the fund to (1) liquidate its portfolio securities, or (2) fairly determine the value of its net assets. With respect to exigent circumstances that do not constitute an "emergency," *see generally* Investment Company Act Rel. No. 14459 (June 6, 1985) (discussing instances in which funds are unable to complete the mechanical process of pricing on days when pricing would normally be required under Rule 22c-1, and methods that funds may employ to address those situations).

3 Section 2(a)(41)(B) of the 1940 Act defines "value" as: (i) with respect to securities for which market quotations are readily available, the market value of such securities; and (ii) with respect to other securities and assets, fair value as determined in good faith by the board. This definition also is used in Rule 2a-4 under the 1940 Act as the required basis for computing periodically the current NAV of funds for the purpose of pricing their shares.

4 For example, if fund shares are overpriced, redeeming shareholders will receive a windfall at the expense of shareholders that remain in the fund, and purchasing shareholders will pay too much for the shares. Similarly, sales of shares in a fund that has undervalued its portfolio would also have dilutive effects. *See Investment Trusts and Investment Companies: Hearings on S. 3580 Before a Subcommittee of the Senate Committee on Banking and Currency*, 76th Cong., 3d Sess. 136-38, 289 (1940); Accounting Series Release ("ASR") No. 219 (May 31, 1977). Thus, pricing of fund portfolio securities based upon their current values is necessary to ensure fairness among all fund shareholders.

5 We note that, in these circumstances, the determination that market quotations are no longer "readily available" does not preclude a fund's board from concluding that the most recent closing market price represents fair value. We believe that the most recent closing market prices generally should be considered, along with other appropriate factors, when determining the fair value of securities for which current market quotations are not readily available.

6 In situations such as the Taiwan earthquake, funds should pay particular attention to whether all issuers are affected by significant events similarly. For example, in the event of a natural disaster, funds that hold securities of affected issuers should, to the extent possible, make efforts to determine whether a particular issuer has been affected by that event differently from the damage inflicted generally.

7 ASR No. 113, Financial Reporting Codification (CCH) § 404.04 (Oct. 21, 1969); ASR No. 118, Financial Reporting Codification (CCH) § 404.03 (Dec. 23, 1970).

8 *See, e.g., Parnassus Investments*, Initial Dec. No. 131 (Sept. 3, 1998), *initial dec. final* (Oct. 8, 1998) (administrative law judge ("ALJ") finding, among

other things, that the fund's directors failed to act in accordance with guidance provided in ASR Nos. 113 and 118 and failed to satisfy their good faith obligations when fair value pricing portfolio securities).

9 *See* ASR Nos. 113 and 118, *supra* note 7; ASR No. 219, *supra* note 4.

10 *See Parnassus*, *supra* note 8 (ALJ finding that a board's valuation of a portfolio security based upon what the security would be worth upon the sale of the company as a going concern, when no such offers were forthcoming, was not determined in good faith).

11 When investors redeem fund shares, they are entitled to obtain their proportionate amount of the value of the fund's portfolio securities at the time that the transaction is effected. Similarly, when investors buy fund shares, they should not pay any more (or less) than the value of those shares at that time. *See also* note 4, *supra*.

12 *See* ASR No. 219, *supra* note 4. In ASR No. 219, the Commission stated that it would not object if boards of certain funds determined, in good faith, that the fair value of their portfolio debt securities with remaining maturities of 60 days or less was equal to their amortized cost, unless an impairment to the creditworthiness of the issuers or other factors vitiated the accuracy of such amortized cost valuations.

13 Unlike mutual funds, closed-end management investment companies ("closed-end funds") are not obligated to redeem fund shares at NAV. Nonetheless, closed-end fund boards are required to fair value price portfolio securities in good faith and in accordance with the same principles that apply to mutual funds. Under Section 30(e) of the 1940 Act, closed-end funds must report their NAVs to fund shareholders semi-annually. They also typically report their NAVs in newspapers weekly. In addition, closed-end funds that periodically repurchase their shares in reliance on Rule 23c-3 under the 1940 Act are required to compute NAV in connection with each repurchase offer. The failure to report accurate NAVs may result in the market being misled and investors buying and selling fund shares at market prices that are based, in part, on inaccurate NAVs. In addition, an adviser's receipt of advisory fees that are based on inflated NAVs may raise issues under, among other things, Sections 15(c) and 36(b) of the 1940 Act, and Section 206 of the Investment Advisers Act of 1940.

14 We understand that in connection with the extreme volatility that occurred in world financial markets in October 1997, certain funds used a variety of indicators and benchmarks to fair value price their Asian portfolio securities, including news items, the bids on baskets of securities, ADR trading, closed-end fund trading, and futures on the securities indices of certain countries.

15 One factor placing time pressure on funds to quickly determine NAV is the brief period between the time that most U.S. funds price their securities and the deadline for reporting NAV information to the NASDAQ in order to ensure that the NAVs are reported in the next day's newspapers. Although we recognize the importance of publishing this information in newspapers, this concern is secondary to ensuring that the fund's NAV is accurate. Moreover, the availability of other systems for delivering NAV information, including internet web sites and automated telephone operating systems, provides funds with alternative methods for disseminating current NAVs.

16 We generally believe, however, that a board could not arrive at different fair valuations for identical securities held by two or more funds that the board oversees, consistent with its good faith obligation.

http://www.sec.gov/divisions/investment/guidance/tyle120899.htm

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U.S. Securities and Exchange Commission

Division of Investment Management: April 2001 Letter to the ICI Regarding Valuation Issues

April 30, 2001

EXHIBIT B

Mr. Craig S. Tyle
General Counsel
Investment Company Institute
1401 H Street, N.W.
Washington, D.C. 20005

Dear Mr. Tyle:

This letter follows up on our December 1999 letter[1] to you and addresses several topics for which further clarification and guidance appear to be necessary. We set forth our views on the obligations of funds and their directors under the Investment Company Act of 1940 (the "1940 Act") to determine, in good faith, the fair value of the funds' portfolio securities when market quotations are not readily available. We also provide our views on other topics, such as the valuation of securities traded on certain foreign exchanges and the inappropriate use of fair value pricing for securities for which market quotations are readily available.[2]

I. Fair Value Pricing And Significant Events

A. Background

The 1940 Act requires funds to calculate their net asset values ("NAVs") by using the market value of their portfolio securities when market quotations for those securities are "readily available."[3] When market quotations for a portfolio security are not readily available, a fund must calculate its NAV by using the fair value of that security, as determined in good faith by the fund's board.[4] The 1940 Act generally requires funds to compute their NAVs at least once daily, Monday through Friday, at a specific time or times as determined by their boards ("NAV calculation").[5] Typically, funds calculate their NAVs once each day at or near the close of the major U.S. securities exchanges and markets (usually 4:00 p.m., Eastern Time ("ET")).

Funds generally calculate their NAVs by using the closing prices of portfolio securities on the exchange or market (whether foreign or domestic) on which the securities principally trade. Many foreign markets, however, operate at times that do not coincide with those of the major U.S. markets. For example, Asian markets generally operate during the evening and nighttime in the United States and close before the opening of the major

U.S. markets.[6] As a result, the closing prices of securities that principally trade on foreign exchanges or markets ("foreign securities") may be as much as 12-15 hours old by the time of the funds' NAV calculation, and may not reflect the current market values of those securities at that time. In particular, the closing prices of foreign securities may not reflect their market values at a fund's NAV calculation if an event that will affect the value of those securities ("significant event") has occurred since the closing prices were established on the foreign exchange or market, but before the fund's NAV calculation.

B. The Failure to Determine the Fair Value of Portfolio Securities Following Significant Events May Result in Dilution

Funds may dilute the value of their shareholders' interests if they calculate their NAVs using closing prices that were established before a significant event has occurred. Dilution generally may occur, for example, if fund shares are overpriced because redeeming shareholders will receive a windfall at the expense of the shareholders that remain in the fund. Similarly, dilution may occur when a fund sells its shares at a price lower than its NAV. The risk of dilution increases when significant events occur because such events attract investors who are drawn to the possibility of arbitrage opportunities.[7] In such situations, short-term investors may attempt to exploit the discrepancies between market prices that are no longer current, and the values of a fund's portfolio securities.[8]

Fair value pricing can protect long-term fund investors from short-term investors who seek to take advantage of funds as a result of significant events occurring after a foreign exchange or market closes, but before the funds' NAV calculation. Attached as Exhibit 1 is an example that demonstrates how certain short-term investors, in two days and at no risk to their investments, could profit by more than $900,000, on a $10 million investment, from a small fund that does not use fair value pricing. These profits would dilute the share value of long-term investors in the fund. Although the value of the securities held by both funds in the example would remain the same after the market recovers from the short period of volatility, the NAV of the fund that does not use fair value pricing would decline from $10 to $9.82 -- a drop of nearly 20 cents per share for every remaining shareholder in the fund, which is a direct result of the actions taken by the aggressive short-term investors.

C. Availability of Market Quotations

The Commission previously has addressed the issue of whether market quotations are readily available under certain circumstances. In ASR No. 118, the Commission instructed funds to carefully consider various indications of the validity and reliability of market quotations. With regard to securities listed or traded on a national securities exchange, the Commission stated that:

> [i]f sales have been infrequent or there is a thin market in the security, further consideration should be given to whether "market quotations are readily available." If it is decided that they are not readily available, the alternative method of valuation prescribed by Section [2(a)(41)] -- "fair value as

determined in good faith by the board of directors" -- should be used.

The Commission reached the same conclusion with regard to over-the-counter securities, indicating that if the validity of quotations from broker-dealers appears to be questionable or if the number of quotations is such as to indicate that there is a thin market in the security, further consideration should be given to whether market quotations are readily available. With regard to foreign securities, a fund similarly must consider the reliability of market quotations. Low trading volume of securities in some foreign markets raises issues as to the reliability of the market quotations and can trigger the requirement to fair value price those securities.

Additionally, with regard to a foreign security, a fund must evaluate whether a significant event (*i.e.*, an event that will affect the value of a portfolio security) has occurred after the foreign exchange or market has closed, but before the fund's NAV calculation. If the fund determines that a significant event has occurred since the closing of the foreign exchange or market, but before the fund's NAV calculation, then the closing price for that security would not be considered a "readily available" market quotation, and the fund must value the security pursuant to a fair value pricing methodology.[9] This position is consistent with the views expressed by the Commission in Investment Company Act Release No. 14244 (Nov. 21, 1984).[10]

This position applies equally to domestic securities. If, for example, a U.S. market closes early on a given day, or if the market regularly closes before a fund's NAV calculation, and an event occurs that affects the value of a fund's portfolio security subsequent to that closing, but before the fund's NAV calculation, then the market's closing price for that security would no longer be considered a "readily available" market quotation. Likewise, if trading in a security is halted during the trading day, and trading in that security does not resume prior to the close of the exchange or market, the last quotations prior to the trading halt would not be considered "readily available."

D. Monitoring for Significant Events and Assessing the Availability of Market Quotations

Consistent with their obligations under the 1940 Act, funds should continuously monitor for events that might necessitate the use of fair value prices. Funds also should establish criteria for determining whether market quotations are readily available.

Whether a particular event is a significant event depends on whether the event will affect the value of a fund's portfolio securities. Such events may relate to a single issuer or to an entire market sector. Moreover, significant fluctuations in domestic or foreign markets may constitute a significant event. Significant events also may stem from occurrences not tied directly to the securities markets, such as natural disasters, armed conflicts, or significant governmental actions.[11]

Recent advances in communications technology have increased the availability of financial and other news sources that funds can use to monitor for significant events.[12] Some funds have established milestones or trigger points which also may signal that significant events have occurred since the close of the foreign exchange or market on which their portfolio securities trade, such as a certain percentage rise or fall in the value of a basket of foreign securities that trade on another market, or a certain percentage change in a foreign futures index.[13]

More generally, funds should assess the availability of market quotations for their portfolio securities each day by reviewing various factors, including whether the securities are thinly traded, sales have been infrequent, or other data exist that may call into question the reliability of the market quotations.[14] Funds that automatically use market quotations to calculate their NAVs, without first verifying that the market quotations are readily available, cannot be assured that the resulting NAVs are accurate.

E. Disclosure of Pricing Policies

In 1997, some investors complained that they were unaware that funds could fair value price their portfolio securities. In response to these complaints, we reviewed the disclosure documents of a number of different funds and determined that the funds generally disclosed their valuation practices, including their ability to use fair value pricing. We further determined, however, that the disclosure would be enhanced if the funds followed the principles of plain English.[15]

In early 1998, the Commission adopted amendments to Form N-1A, the registration form for mutual funds.[16] In doing so, the Commission decided to retain the requirement that funds explain the method used to value their portfolio securities (*i.e.*, market value, fair value, or amortized cost). In light of our review of certain funds' disclosure relating to fair value, however, the Commission added an instruction to Form N-1A clarifying that funds that contemplate using fair value pricing also must briefly explain the circumstances and effects of its use.

We believe that funds and their shareholders would benefit from enhanced plain English disclosure of the use of fair value pricing and its effects. We also believe that funds that are more likely to use fair value pricing should consider providing additional information to their shareholders (*e.g.*, in shareholder reports) about the circumstances and effects of using fair value pricing.[17] Such disclosure may result in fewer shareholder complaints and also may discourage arbitrage activity.

II. Additional Matters Relating to Valuation

We also believe that it is appropriate to address the following valuation-related issues:

A. Ongoing Pricing Responsibilities

As the Commission previously has stated, boards must "continuously review the appropriateness of the method used in valuing" portfolio securities.[18] Funds should regularly evaluate whether their pricing methodologies continue to result in values that they might reasonably expect to receive upon a current sale. Funds should assess the availability and reliability of market quotations, and should regularly test the accuracy of their fair value prices by comparing them with values that are available from other sources, including actual trade prices, as well as quotations from pricing services and dealers. Funds also should make any appropriate adjustments to their fair valuation methodologies.[19] In addition, funds should evaluate the appropriateness of their fair value methodology for foreign securities by reviewing next-day opening prices or actual sales of the securities on the foreign exchange or market.[20]

B. The Good Faith Requirement

In the 1999 Letter, we discussed the requirement that fund boards must determine, in "good faith," the fair value of portfolio securities for which market quotations are not readily available.[21] We stated our view that the good faith requirement is a flexible concept that can accommodate many different considerations, and that the specific actions that a board must take will vary, depending on the nature of the particular fund, the context in which the board must fair value price, and the pricing procedures adopted by the board.[22]

Since we issued the 1999 Letter, we have been requested to provide additional guidance concerning the good faith requirement. In our view, a board acts in good faith when its fair value determination is the result of a sincere and honest assessment of the amount that the fund might reasonably expect to receive for a security upon its current sale, based upon all of the appropriate factors that are available to the fund.[23] Furthermore, we believe that a board acts in good faith when it "continuously review[s] the appropriateness of the method used" in determining the fair value of the fund's portfolio securities.[24] Compliance with the good faith standard generally reflects the directors' faithfulness to the duties of care and loyalty that they owe to the fund.

We believe, however, that a fund board generally would not be acting in good faith if, for example, the board knows or has reason to believe that its fair value determination does not reflect the amount that the fund might reasonably expect to receive for the security upon its current sale. In addition, a fund board generally would not be acting in good faith if it acts with reckless disregard for whether its fair value determination reflects the amount that the fund might reasonably expect to receive for the security upon its current sale. The Commission has instituted several enforcement actions against fund directors under these circumstances.[25]

C. Trading Limits on Individual Foreign Securities

We also have been asked to address the valuation of certain foreign securities that are subject to trading limits, or "collars," on the exchanges or markets on which they primarily trade. Certain foreign securities exchanges have mechanisms in place that confine any one day's price movement in an individual security to a pre-determined range, based on that day's opening price. The mechanisms prevent the price for that security from moving outside of two, pre-determined prices ("limit down" and "limit up") on any given day. These limitations may effectively end trading in a security on a given day because they restrict the price of the security from rising or falling beyond the limit up or limit down price.[26] The collars could prevent a security from trading for days or even weeks.

Under these circumstances, we believe that funds must determine the fair values of their portfolio securities if the limit up or limit down prices of those securities have been reached, and no trading has taken place at those prices. We believe that the fact that trading has not yet resumed and that no two-sided market exists demonstrates that market quotations are not readily available. If trading has taken place at the limit down or limit up price, funds should consider whether market quotations are readily available for those securities by evaluating, among other things, the frequency of those trades and other factors that may call into question the validity and reliability of the prices at which those trades occurred.[27]

D. The Inappropriate Use of Fair Values when Market Quotations are Readily Available

We also wish to set forth our views on the obligation of funds to value their portfolio securities for which market quotations are readily available. In such circumstances, funds are not permitted to ignore these quotations and fair value price the securities. This would not be consistent with a fund's obligation under the 1940 Act and could result in an incorrect NAV.

We believe that funds must exercise reasonable diligence to obtain market quotations for their portfolio securities before they may properly conclude that market quotations are not readily available. If, for example, a fund obtains market quotations for a portfolio security from one source and determines that they are unreliable, the fund should diligently seek to obtain market quotations from other sources, such as other dealers or other pricing services, before concluding that market quotations are not readily available.

* * * * *

We hope that this letter will assist funds and their directors to fulfill their valuation-related responsibilities under the 1940 Act. We would appreciate your sharing this letter with your members. If you have any questions, please contact me, Elizabeth Osterman, Evan Geldzahler, or Lily Chiu, at (202) 942-0660.

Very truly yours,

Douglas Scheidt
Associate Director and
Chief Counsel

Footnotes

1 *See* Letter to Craig S. Tyle, General Counsel, Investment Company Institute,

from Douglas Scheidt, Associate Director and Chief Counsel, Division of Investment Management (Dec. 8, 1999) (the "1999 Letter").

2 The guidance provided in this letter and the 1999 Letter applies to all investment companies regardless of their classification (*e.g.*, open-end, closed-end) or investment objectives or strategies (*e.g.*, investing in a particular sector or tracking an index).

3 Section 2(a)(41)(B) of the 1940 Act defines "value" as: "(i) with respect to securities for which market quotations are readily available, the market value of such securities; and (ii) with respect to other securities and assets, fair value as determined in good faith by the board of directors." This definition also is used in Rule 2a-4 under the 1940 Act as the required basis for computing a fund's current NAV.

4 *Id*. As the Commission previously has noted, funds that fair value price their portfolio securities should document their decision making and retain the supporting data for inspection by the funds' independent accountants. *See* Accounting Series Release No. 118, Financial Reporting Codification (CCH) § 404.03 (Dec. 23, 1970) ("ASR No. 118").

5 Rule 22c-1(b) under the 1940 Act. Rule 22c-1(a) requires funds to sell and redeem their shares at the NAVs next computed after receipt of an order.

6 From November through March, for example, the Tokyo Stock Exchange is generally open for trading between 7:00 p.m. and 1:00 a.m., ET, while the Hong Kong Stock Exchange is open between 9:00 p.m. and 3:00 a.m., ET.

7 Investors are drawn to market conditions that allow them to "take advantage of an upswing in the market and an accompanying increase in the net asset value of investment company shares by purchasing such shares at a price which does not reflect the increase." Investment Company Act Release No. 5519 (Oct. 16, 1968) (Rule 22c-1 adopting release).

8 Arbitrage activity also may harm shareholders because it may cause funds to manage their portfolios in a disadvantageous manner. For example, a fund's investment adviser may maintain a larger percentage of its assets in cash or may be forced to prematurely liquidate certain portfolio securities to meet higher levels of redemptions due to arbitrage activity. This is particularly true for funds that invest primarily in foreign or emerging markets securities, which are often thinly traded. Funds also may incur increased brokerage and administrative costs related to the arbitrage activity.

9 A determination that market quotations are no longer "readily available" would not preclude a fund's board from concluding that the most recent closing market prices represent fair value. The most recent closing market prices generally should be considered, along with other appropriate factors, when determining the fair value of securities for which current market quotations are not readily available. *See* the 1999 Letter, *supra* n. 1, at n. 5.

10 In that release, the Commission affirmed that a fund whose portfolio contains foreign securities could continue to rely on the Division's no-action position in *Putnam Growth Fund and Putnam International Equities Fund, Inc.*, Division of Investment Management no-action letter (Feb. 23, 1981), with respect to the use of immediately preceding closing prices on foreign exchanges or markets when no significant event has occurred. Discussing *Putnam*, the Commission also stated that:

> [i]f an event does occur which will affect the value of portfolio securities after the market has closed, the fund must, to the best of its ability, determine the fair value of the securities, as of the time pricing is done under Rule 22c-1, by using appropriate indicia of value which, in certain cases, may include the opening price at which trading in the securities next begins.

Investment Company Act Release No. 14244, at n. 7 (proposing amendments to Rule 22c-1).

11 *See* the 1999 Letter, *supra* n. 1 (providing guidance with respect to pricing portfolio securities in certain emergency or unusual situations).

12 In our view, such monitoring generally should not be unduly burdensome because funds and their investment advisers typically monitor such data on a continuous basis in determining whether to buy, sell, or continue to hold portfolio securities.

13 In the 1999 Letter, we identified certain factors that boards may wish to consider when determining the fair values of fund portfolio securities. We believe that these same factors can assist funds in determining whether a significant event has occurred. *See* the 1999 Letter, *supra* n. 1, at text accompanying n. 14.

14 *See, e.g.,* ASR No. 118, *supra* n. 4.

15 *See* Investment Company Act Release No. 23064 (Mar. 13, 1998), at text accompanying n. 152 (adopting amendments to Form N-1A).

16 *Id.*

17 A fund, for example, could explain that it is required by law to use the fair values of its portfolio securities to calculate its NAV under certain circumstances, and could illustrate the effects of fair value pricing in a hypothetical situation. Such disclosure could help to educate shareholders about the effects of significant events on the fund's NAV, and explain why the fund's NAV may not correlate with the prevailing direction or magnitude of market movements on certain days.

18 ASR No. 118, *supra* n. 4.

19 Funds also should implement appropriate measures to ensure that when they use fair value prices provided by pricing services to calculate their NAVs, those prices reflect what the funds might reasonably expect to receive upon a current sale of the securities.

20 We recognize that the fair value prices of securities determined in accordance with a fund's fair valuation methodology may be different from the next-day opening or actual sales prices of the securities. Such discrepancies do not necessarily indicate that the fund's fair value prices are inappropriate. Instead, the fund should reevaluate its fair value methodology to determine what, if any, adjustments should be made to that methodology.

21 *See supra* n. 1.

22 In providing this guidance, we also stated that "different fund boards, or funds in the same complex with different boards, when fair value pricing identical securities, could reasonably arrive at prices that were not the same, consistent with the boards' obligations to fair value price in good faith." *See* the 1999 Letter, *supra* n. 1.

23 Consistent with the good faith requirement, boards may appoint persons to assist them in determining fair values and to make actual fair value calculations under the boards' direction. *See* ASR No. 118, *supra* n. 4. *See also* the 1999 Letter, *supra* n. 1.

24 *See* ASR No. 118, *supra* n. 4.

25 In one action, for example, the fund's directors continued to fair value a portfolio security at its last available NASDAQ market quotation for a significant period of time, notwithstanding that the directors knew, among

other things, that the security had been de-listed from the NASDAQ, the issuer had experienced continuing losses and repeatedly failed to meet income projections, and actual sales prices during the period were lower than the fair value used by the directors to calculate NAV. *Parnassus Investments, et al.*, Initial Dec. No. 131 (Sept. 3, 1998), *initial dec. final* (Oct. 8, 1998). In another action, a fund's directors, among other things, fair valued certain of the fund's restricted portfolio securities as if they were not restricted. *In the Matter of the Rockies Fund, Inc., et al.*, Initial Dec. No. 181 (Mar. 9, 2001), Order Granting Petitions for Review (Apr. 10, 2001). *See also In the Matter of Lloyd Blonder*, Investment Company Act Release No. 19755 (Sept. 30, 1993) (director approved fair values of portfolio securities while knowing that they were insupportable, and without considering any of the factors that the board was required to consider); *In the Matter of Daniel D. Weston*, Investment Company Act Release No. 19754 (Sept. 30, 1993) (same); *In the Matter of Brewster B. Gallup*, Investment Company Act Release No. 20267 (May 3, 1994); and *In the Matter of William P. Hartl and Eric P. Lipman*, Investment Company Act Release No. 19840 (Nov. 8, 1993).

26 For example, if the foreign issuer released a report announcing poor financial results, the price of the issuer's securities might fall to the limit down price. If buyers believed that the limit down price did not reflect the security's market value, *i.e.*, that price was still too high, trading in that security would effectively end for the day. On the following day, trading in the security would open at the previous day's limit down price. If that price was still too high to attract buyers, the price would then drop to that day's limit down price. This scenario would be repeated until each day's incremental change allowed the price to fall to a level at which buyers would return to the market and normal trading could resume.

27 *See* ASR No. 118, *supra* n. 4.

Example: Fair Value Pricing

The following example illustrates how fair value pricing can safeguard long-term mutual fund investors. It is based entirely on hypothetical facts and does not take any fees into account. All numbers have been rounded off.

Assume that two different foreign-stock mutual funds - Fund A and Fund B - both own securities that are traded primarily on the same Asian foreign exchange. Both funds generally use closing market prices to value their portfolio securities, but Fund B determines the fair value of its portfolio securities if a significant event that would affect the value of those securities occurs after the close of the foreign exchange but before its NAV calculation. Each fund has total assets of $50 million, with 5 million shares outstanding and an NAV of $10 per share.

Day 1: Foreign market declines and investors buy fund shares

On Day 1, the Asian market closes (at 3:00 a.m. Eastern Time) significantly lower, causing the value of the securities held by both funds to decrease approximately 10 percent. During Day 1 in the United States, trading in other instruments (such as financial futures, depositary receipts, exchange-traded funds, and closed-end country funds) indicates a countervailing increase in value of approximately 10 percent, which strongly suggests that stock prices in the Asian market, when it opens, will increase to the same level as before the previous day's decrease. Knowing this, investors buy $10 million worth of shares of each fund to try to take advantage of potentially undervalued fund shares. At the end of Day 1, Fund A, using the share prices at the close of the Asian market, calculates its NAV at $9 per share. This is the price at which the investors buy shares of the fund. Fund B's NAV remains at $10 per share because, using fair value pricing, Fund B took into account the likely increase in share prices in the Asian market by evaluating the trading in other instruments.

Day 2: Foreign market recovers and investors redeem their shares

On Day 2, the Asian market rebounds to equal its original level before Day 1. The market closes on Day 2 at this level. The valuation of the securities in Fund A, using closing market prices, increases and offsets the losses from the previous day. The valuation of the securities in Fund B remains the same as it was at the end of Day 1.

Result: Investors profit at expense of long-term investors in Fund A

If the investors who bought fund shares on Day 1 redeem their shares on Day 2, the investors who bought shares of Fund A (which used closing market prices) have a profit of $911,110, which reflects their purchase of undervalued fund shares at $9 per share on Day 1. This profit is at the expense of long-term investors in Fund A, whose share value is reduced by $0.18 per share (even though the value of the fund's underlying assets is unchanged). This $0.18 represents profits taken by the short-term, redeeming investors. By contrast, the investors who bought shares of Fund B (which used fair value pricing) break even, because the value at which they redeem their shares on Day 2, $10 per share, is the same as the value at which they bought the shares on Day 1. The share value of long-term investors of Fund B also remains the same, and there is no loss to these investors.

The chart below illustrates this hypothetical example:

	Beginning	Day 1	Day 2	After Redemption By Investors
Fund A				
Closing Market Prices				
Total Assets	$50 million	$45 million[1]	$60 million[2]	$49.09 million[3]
Fund Shares	5 million	5 million	6.11 million[4]	5 million
Net Asset Value[5]	**$10/share**	**$9/share**	**$9.82/share**	**$9.82/share**
Profit taken by investors				**$911,110[6]**
Loss to long-term investors				**$911,110**

Fund B

Fair Value Pricing

Total Assets	$50 million	$50 million[7]	$60 million[8]	$50 million[9]
Fund Shares	5 million	5 million	6 million[10]	5 million
Net Asset Value	**$10/share**	**$10/share**	**$10/share**	**$10/share**
Profit taken by investors				**0**
Loss to long-term investors				**0**

Footnotes to Example

1 Total assets ($50 million) minus decrease in value of approximately 10 percent of securities held by the fund ($5 million).

2 Day 1 total assets ($45 million) plus increase in value of approximately 10 percent of securities held by the fund ($5 million) plus amount invested by investors ($10 million).

3 Day 2 total assets ($60 million) minus amount of assets redeemed by investors ($10.91 million = 1.11 million shares invested at $9.82 per share).

4 Day 1 fund shares outstanding (5 million) plus shares issued to investors (1.11 million = $10 million divided by $9 per share).

5 NAV = total assets divided by number of fund shares.

6 Beginning total assets ($50 million) minus total assets after redemption by investors ($49.09 million).

7 Total assets ($50 million) minus decrease in value of approximately 10 percent of securities held by the fund ($5 million) plus likely increase in value of approximately 10 percent of securities held by the fund under fair value pricing ($5 million).

8 Day 1 total assets ($50 million) plus amount invested by investors ($10 million).

9 Day 2 total assets ($60 million) minus amount of assets redeemed by investors ($10 million = 1 million shares invested at $10 per share).

10 Day 1 fund shares outstanding (5 million) plus shares issued to investors (1 million = $10 million divided by $10 per share).

http://www.sec.gov/divisions/investment/guidance/tyle043001.htm

Home | Previous Page Modified: 05/02/2001

STRONG

One Hundred Heritage Reserve | Menomonee Falls, Wisconsin 53051

September 4, 2003

Because you are valued clients of our firm, we are sharing a letter with you that was sent to Strong associates. We believe you should have the same level of detail we have been able to provide our associates.

Dear Strong Associates:

Yesterday's announcement of the New York Attorney General's investigation into the trading practices of mutual funds came as a surprise and caused understandable concern to us at Strong. We have good reason to be proud of our firm and what we stand for.

It's important for you to know that none of the after-market trading allegations referenced by the Attorney General relate to Strong. Included in the announcement was a settlement with Canary Capital Partners LLC, a hedge fund that allegedly engaged in late day trading and market timing related issues with a number of mutual fund companies.

We can assure you that we are turning over every rock at our firm as part of our own comprehensive review and that we are committed to acting in the best interests of our clients. Moreover, we will continue to concentrate all of our energies on delivering value to each one of our clients.

You should also know that we have been asked to provide information to the Attorney General's office. We have done so and will continue to cooperate with them.

Sincerely,

Dick

Dick Strong
Chairman

EXHIBIT C

7/22/03 10:55
9/22/03

UNITED STATES DISTRICT COURT

District of NEW JERSEY

ANDREW D. MULE, MAURICE LESSER, and SARAH LEONARD,

Plaintiffs,

V.

STRONG CAPITAL MANAGEMENT, INC., JANUS CAPITAL MANAGEMENT LLC and BANC ONE INVESTMENT ADVISORS CORPORATION,

SUMMONS IN A CIVIL CASE

CASE NUMBER: 03cv4221 (JAG)

TO: (Name and address of Defendant)

STRONG CAPITAL MANAGEMENT, INC.
100 Heritage Reserve
Menomonee Falls, WI 53051-4400

YOU ARE HEREBY SUMMONED and required to serve on PLAINTIFF'S ATTORNEY (name and address)

an answer to the complaint which is served on you with this summons, within 20 days after service of this summons on you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. ~~Any answer that you serve on the parties to this action must be filed with the~~ Clerk of this Court within a reasonable period of time after service.

WILLIAM T. WALSH
CLERK

9/10/03
DATE

Michael DeCapua
(By) DEPUTY CLERK

LAW OFFICES OF JAMES V. BASHIAN, P.C.
James V. Bashian
Fairfield Commons
271 Route 46 West, Suite F207
Fairfield, New Jersey 07004
Tel: 973-227-6330
Fax: 973-808-8685

ABBEY GARDY, LLP
Mark C. Gardy
James S. Notis
Richard B. Margolies
212 East 39th Street
New York, New York 10016
Tel: 212-889-3700
Fax: 212-684-5191

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF NEW JERSEY

ANDREW D. MULÈ, MAURICE LESSER, and SARAH LEONARD, Plaintiffs, - against - STRONG CAPITAL MANAGEMENT, INC., JANUS CAPITAL MANAGEMENT LLC and BANC ONE INVESTMENT ADVISORS CORPORATION, Defendants.	Civil Action No. 03 CV 4221 (JAG) **CLASS ACTION COMPLAINT** Jury Trial Demanded

COMPLAINT

Plaintiffs, by their undersigned counsel, allege, upon personal knowledge as to their own acts, and upon information and belief as to all other matters, as follows:

NATURE OF THE ACTION

1. This action arises under Section 36(b) of the Investment Company Act of 1940, 15 U.S.C. §80a-35 (the "ICA"). Plaintiffs bring this action on behalf of certain mutual

funds managed by defendants Strong Capital Management, Inc. ("Strong Capital"), Janus Capital Management LLC ("Janus Capital") and Banc One Investment Advisors Corporation ("Banc One Advisors") that incurred damages as a result of Defendants' breach of fiduciary duty with respect to compensation paid to the Defendant investment advisors for services that were paid for, but nonetheless not rendered by such investment advisors as set forth herein. The funds are:

a. Funds managed by Strong Capital: the Strong Growth 20 Fund, Strong Growth Fund, Advisor Mid Cap Growth Fund, Strong Large Cap Growth Fund and Strong Dividend Income Fund (collectively, the "Strong Funds"),

b. Funds managed by Janus Capital: Janus Mercury Fund and Janus High Yield Fund (collectively, the "Janus Funds"); and

c. Funds managed by Banc One Advisors: One Group Small Cap Growth Fund, One Group International Equity Index Fund, One Group Diversified International Fund and One Group Mid Cap Growth Fund (collectively, the "One Group Funds").

2. Plaintiffs seek to recover damages in accordance with 15 U.S.C. §80a-35(b) incurred by the Strong Funds, the Janus Funds and the One Group Funds (collectively, the "Funds") during the period Defendants were in breach of their fiduciary duties in respect of the receipt of said compensation for such services.

JURISDICTION AND VENUE

3. The jurisdiction of this Court is based on ICA Section 36(b) and 28 U.S.C. §1331 (federal question jurisdiction).

4. Venue is proper in this District because many of the acts, transactions and wrongful conduct alleged herein occurred in substantial part in this District.

THE PARTIES

5. Plaintiff Andrew D. Mulè ("Mulè") purchased shares of certain of the Strong Funds, and seeks to recover on behalf of the Strong Funds, which were damaged thereby as set forth herein.

6. Plaintiff Maurice Lesser ("Lesser") purchased shares of certain of the Janus Funds, and seeks to recover on behalf of the Janus Funds, which were damaged thereby as set forth herein.

7. Plaintiff Sarah Leonard ("Leonard") purchased shares of certain of the One Group Funds, and seeks to recover on behalf of the One Group Funds, which were damaged thereby as set forth herein.

8. Defendant Strong Capital is a privately-held, registered investment advisor serving individuals, retirement plans, financial advisors, institutions, and foundations. The parent company of Strong Capital is Strong Financial Corporation ("Strong Financial"). Defendant Strong Capital, at all relevant times herein, served as the investment adviser to the Strong Funds. Strong Capital was paid to render investment advisory services to the Strong Funds pursuant to the terms of an advisory agreement. Each of the Strong Funds are registered investment companies under the ICA, 15 U.S.C. §80a-1, et seq. As an investment adviser to the Strong Funds and pursuant to 15 U.S.C. §80a-35(b), Strong Capital owed a statutorily imposed fiduciary duty to the Strong Funds with respect to the receipt of compensation for such services.

As detailed below, Strong Capital breached the fiduciary duty it owed to the Strong Funds with respect to the receipt of compensation for such services. Alternatively, Strong Capital breached the fiduciary duties that it owed the Strong Funds under the advisory agreements by reason of Strong Capital's reckless disregard of its obligations and duties under the advisory agreements. As a direct, proximate and foreseeable result of Strong Capital's breach of fiduciary duty with respect to the receipt of compensation, the Strong Funds incurred millions of dollars in damages, which plaintiff Mulè seeks to recover on behalf of the Strong Funds in accordance with 15 U.S.C. §80a-35(b).

9. Janus Capital is a subsidiary of Janus Capital Group Inc. ("Janus Capital Group"). Janus Capital Group is a global asset management firm offering individual investors and institutional clients complementary asset management disciplines. Defendant Janus Capital, at all relevant times herein, served as the investment adviser to the Janus Funds. Janus Capital was paid to render investment advisory services to the Janus Funds pursuant to the terms of an advisory agreement. Each of the Janus Funds are registered investment companies under the ICA, 15 U.S.C. §80a-1, et seq. As an investment adviser to the Janus Funds and pursuant to 15 U.S.C. §80a-35(b), Janus Capital owed a statutorily imposed fiduciary duty to the Janus Funds with respect to the receipt of compensation for such services. As detailed below, Janus Capital breached the fiduciary duty it owed to the Janus Funds with respect to the receipt of compensation for such services. Alternatively, Janus Capital breached the fiduciary duties that it owed the Janus Funds under the advisory agreements by reason of Janus Capital's reckless disregard of its obligations and duties under the advisory agreements. As a direct, proximate and foreseeable result of Janus Capital's breach of fiduciary duty with respect to the receipt of compensation, the Janus Funds incurred millions of dollars in damages which plaintiff Leonard seeks to recover on behalf of the Janus Funds in accordance with 15 U.S.C. §80a-35(b).

10. Defendant Banc One Advisors, at all relevant times herein, served as the investment adviser to the One Group Funds. Banc One Advisors was paid to render investment advisory services to the One Group Funds pursuant to the terms of an advisory agreement. Each of the One Group Funds are registered investment companies under the ICA, 15 U.S.C. §80a-1, et seq. As an investment adviser to the One Group Funds and pursuant to 15 U.S.C. §80a-35(b), Banc One Advisors owed a statutorily imposed fiduciary duty to the One Group Funds with respect to the receipt of compensation for such services. As detailed below, Banc One Advisors breached the fiduciary duty it owed to the One Group Funds with respect to the receipt of compensation for such services. Alternatively, Banc One Advisors breached the fiduciary duties that it owed the One Group Funds under the advisory agreements by reason of Banc One Advisors' reckless disregard of its obligations and duties under the advisory agreements. As a direct, proximate and foreseeable result of Banc One Advisors' breach of fiduciary duty with respect to the receipt of compensation, the One Group Funds incurred millions of dollars in damages which plaintiff Lesser seeks to recover on behalf of the One Group Funds in accordance with 15 U.S.C. §80a-35(b).

SUBSTANTIVE ALLEGATIONS

11. On September 3, 2003, the Attorney General of the State of New York charged Edward J. Stern ("Stern") and certain entities for which Stern was the Managing Principal, Canary Capital Partners, LLC and Canary Investment Management, LLC (collectively, "Canary"), with perpetrating a "timed trading" scheme in the purchase and sale of shares of the Funds -- with the complicity of each of the Defendants -- to unlawfully reap tens of millions of dollars for the benefit of Canary and the Defendants and to the detriment of the Funds. Canary are each New Jersey limited liability companies with offices located at 400 Plaza Drive, Secaucus, New Jersey.

12. The timed trading scheme involved Defendants' agreement to permit Canary to engage in short-term, in-and-out trading of mutual fund shares. Such trading was supposed to have been monitored and prohibited by Defendants because it unfairly exploits inefficiencies in the way that mutual fund companies price their shares as of 4:00 p.m., even though trading in certain securities (such as foreign equities) may be continuing after 4:00 p.m.

13. Defendants breached their fiduciary duties to the Funds with respect to receipt of compensation for services when they deliberately, in bad faith, in a grossly negligent manner, or with reckless disregard failed to render the required services and obligations as the Fund's investment advisors.

14. Moreover, Defendants repeatedly failed to observe and employ the necessary trading procedures, which directly affected the Net Asset Value ("NAV") of the Funds.

Strong Capital Breached The Fiduciary Duty It Owed To The Strong Funds With Respect To The Receipt Of Compensation Paid For Strong Capital's Services

15. Strong Capital's scheme with Canary to permit timed trading is detailed in the New York State Attorney General's charges against Canary.

16. Representatives of Strong Capital met with representatives of Canary on October 16, 2002 to discuss the timing scheme and Canary's agreement to invest in a hedge fund run by Strong Capital that would provide a steady stream of fees for Strong Capital apart from the transactions in the Strong Funds. Canary and Strong Capital agreed that Canary could engage in timed trading of shares of the Strong Funds. Strong Capital then provided Canary on November 13, 2002 with a portfolio of the Strong Funds' holdings and documented the agreement for timed trading in a letter to Canary on November 26, 2003 that identified the

Strong Funds that Canary could use for the timing scheme. On November 27, 2003, Strong Capital e-mailed the transfer agent and clearing broker for the Strong Funds to make sure that Canary's timed trading would not be rejected (as it otherwise should have been).

17. Strong Capital's actions were contrary to the policies for "market timers" as set forth in a prospectus for a Strong Fund:

> The Fund will consider the following factors to identify market timers: shareholders who (1) have requested an exchange out of the fund within 30 days of an earlier exchange request; (2) have exchanged shares out of the Fund more than twice in a calendar quarter; (3) have exchanged shares equal to at least $5 million or more than 1% of the Fund's net assets; or (4) otherwise seem to follow a timing pattern. . . .

18. As part of the prospectus, Strong Capital set forth certain procedures reserving its right to shut market timers down:

> We reserve the right to:
> • Refuse, change, discontinue, or temporarily suspend account services, including purchase, exchange, or telephone, facsimile and online account redemption privileges, for any reason.
> • Reject any purchase request for any reason, including exchanges from other Strong Advisor Funds or Strong Funds. Generally, we do this if the purchase or exchange is disruptive to the efficient management of a fund (due to the timing of the investment or an investor's history of excessive trading).

19. Strong Capital violated its fiduciary duties to the Strong funds to which it served as investment advisor when it, deliberately, in bad faith, in a grossly negligent manner, or with reckless disregard failed to render the required services.

20. Strong Capital's failure to employ procedures pursuant to policies and strategies defined in the prospectus (which should have suspended the Canary account for its disruption to the efficient management of the Strong Capital fund) constitutes a breach of fiduciary duty with respect to compensation for services that were paid for, but not rendered, and

thereby render Strong Capital's advisory fees so disproportionately large that they did not bear any relationship to the services rendered.

Janus Capital Breached The Fiduciary Duty It Owed To The Janus Funds With Respect To The Receipt Of Compensation Paid For Janus Capital's Services

21. Janus Capital's scheme with Canary to permit timed trading is similarly detailed in the New York State Attorney General's charges against Canary.

22. Beginning in or about April 2002, Janus Capital agreed to permit Canary to engage in timed trading of The Janus Mercury Fund in exchange for Canary's agreement for a long-term investment in a Janus money market fund that would provide a stable source of benefits to Janus Capital. Janus Capital later agreed to permit Canary's timed trading of the Janus High Yield Fund in addition to the Janus Mercury Fund.

23. Janus Capital's actions were contrary to the "Excesive Trading Policy" set forth in the prospectuses for the Janus Funds. For example:

> Frequent trades in your account or accounts controlled by you can disrupt portfolio investment strategies and increase Fund expenses for all Fund shareholders. The Funds are not intended for market timing or excessive trading. To deter these activities, the Funds or their agents may temporarily or permanently suspend or terminate exchange privileges of any investor who makes more than four exchanges out of a Fund in a calendar year and bar future purchases into the Fund by such investor. In addition, the Funds or their agents also may reject any purchase orders (including exchange purchases) by any investor or group of investors indefinitely for any reason, including, in particular, purchase orders that they believe are attributable to market timers or are otherwise excessive or potentially disruptive to the Fund.
>
> Orders placed by investors in violation of the exchange limits or the excessive trading policies or by investors that the Fund believes are market timers may be revoked or cancelled by a Fund...

24. Janus Capital violated its fiduciary duties to the Janus Funds to which it served as an investment advisor when it, deliberately, in bad faith, in a grossly negligent manner, or with reckless disregard failed to render the required services.

25. Janus Capital's failure to employ procedures pursuant to policies and strategies defined in the prospectus for Janus Funds (which should have revoked or cancelled the Canary account for its disruption to the efficient management of the Janus Funds) constitutes a breach of fiduciary duty with respect to compensation for services that were paid for, but not rendered, and thereby render Janus Capital's advisory fees so disproportionately large that did not bear any relationship to the services rendered.

Banc One Advisors Breached The Fiduciary Duty It Owed To The One Group Funds With Respect To The Receipt Of Compensation Paid For Banc One Advisors' Services

26. The New York State Attorney General's charges against Canary also detail Bank One Avisors' scheme with Canary to permit timed trading.

27. Stern, as Canary's Managing Principal, met with Mark Breeson, the President of Banc One Advisors, in the Spring of 2002. Through a series of e-mails on March 21, 2002 and March 26, 2002, Banc One Advisors and Canary agreed that Banc One Advisors would permit Canary to engage in timed trading of the One Group Funds in exchange for Canary's agreement to borrow $15 million at a high interest rate from Banc One Advisors to fund its timing scheme and Canary's agreement to make a long-term investment in hedge fund run by Banc One Advisors. These agreements would provide Banc One Advisors with a steady stream of interest payments on the loan and a steady stream of fees from the hedge fund investment. Banc One Advisors' actions permitting Canary's timed trading were contrary to the policies set forth in the prospectuses for the One Group Funds.

28. Banc One Advisors' actions were contrary to its excessive exchange activity set forth in the prospectuses for the One Group Funds. For example:

> The exchange privilege [i.e., selling shares] is not intended as a way for you to speculate on short term movements in the market.
>
> Therefore:
> • To prevent disruptions in the management of the Funds, One Group limits excessive exchange activity. Exchange activity is excessive if it exceeds two substantive exchange redemptions within 30 days of each other.
> • Excessive exchange activity will result in revocation of your exchange privilege.

29. Banc One Advisors also described in a prospectus:

> If you sell your shares of the International Equity Index Fund or the Diversified International Fund within 90 days of purchase, you will pay a redemption fee of 2.00% on the value of the shares sold. . . . The redemption fees are paid to the Funds and are designed to offset the brokerage commissions, capital gains impact, and other costs associated with fluctuations in Fund assets levels caused by short-term shareholder trading.

30. Banc One Advisors failed to render the investment advisory services they were obligated to render to the One Group Funds when it waived the redemption fees for Canary.

31. Defendant Banc One Advisors violated its fiduciary duties to the funds to which it served as investment advisor when it, deliberately, in bad faith, in a grossly negligent manner, or with reckless disregard failed to render required services and procedures pursuant to policies and strategies defined in the prospectus for Banc One Funds, including, but not limited to the waiving of redemption fees for Canary, which should have been paid to the One Group Funds.

32. Defendant Banc One Advisors' failure to employ procedures pursuant to policies and strategies defined in the prospectus (which should have suspended the Canary account for its disruption to the efficient management of the One Group Funds) constitutes a

breach of fiduciary duty with respect to compensation for services that were paid for, but not rendered, and thereby caused Banc One Advisors' advisory fees to be so disproportionately large that it did not bear any relationship to the services rendered.

33. In addition to the foregoing, all Defendants violated their fiduciary duties in respect of compensation paid to the Defendants for services that were not rendered by them because they deliberately, in bad faith, in a grossly negligent manner, or with reckless disregard ignored market timers such as Canary and acted in a manner that was contrary to the actions the Defendants were required to take. Defendants permitted or failed to render proper procedures and as a result of the late trading by companies such as Canary, the arbitrage profit from timing is directly taken out of the pocket of the long-term investors of the Funds. Subsequently, the NAV of the funds they managed were artificially reduced, thereby damaging the Funds.

COUNT I

AGAINST STRONG CAPITAL MANAGEMENT, INC.
FOR VIOLATION OF SECTION 36(b) OF THE
INVESTMENT COMPANY ACT OF 1940, 15 U.S.C. §80a-35(b)

34. Plaintiffs incorporate each of the foregoing paragraphs as if fully set forth herein. This Count is asserted against Strong Capital as the investment adviser to the Strong Funds for having breached the fiduciary duties imposed on Strong Capital under 15 U.S.C. §80a-35(b).

35. As the adviser to the Strong Funds, Strong Capital was statutorily required to act with the highest degree of due care that it owed to the Strong Funds.

36. As set forth above, Strong Capital breached its fiduciary duties of due care with respect to the receipt of compensation paid to it by the Strong Funds in accordance with the terms of its advisory agreement with the Strong Funds during the twelve month period preceding

the filing of this action and the investment advisory fee received by Strong Capital was therefore excessive.

37. By reason of the conduct alleged herein, Strong Capital violated Section 36(b) of the ICA.

38. As a direct, proximate and foreseeable result of such breach on the part of Strong Capital as the adviser to the Strong Funds, the Strong Funds incurred millions of dollars in damages, for which plaintiff Mulè, by this action seeks to recover on behalf of the Strong Funds in accordance with 15 U.S.C. §80a-35(b).

COUNT II

AGAINST JANUS CAPITAL MANAGEMENT LLC FOR VIOLATION OF SECTION 36(B) OF THE INVESTMENT COMPANY ACT OF 1940, 15 U.S.C. §80a-35(b)

39. Plaintiffs incorporate each of the foregoing paragraphs as if fully set forth herein. This Count is asserted against Janus Capital as the investment adviser to the Janus Funds for having breached the fiduciary duties under 15 U.S.C. §80a-35(b).

40. As the adviser to the Janus Funds, Janus Capital was statutorily required to act with the highest degree of due care that it owed to the Janus Funds.

41. As set forth above, Janus Capital breached its fiduciary duties of due care with respect to the receipt of compensation paid to it by the Janus Funds in accordance with the terms of its advisory agreement with the Janus Funds during the twelve month period preceding the filing of this action and the investment advisory fee received by Janus Capital was therefore excessive.

42. By reason of the conduct alleged herein, Janus Capital violated Section 36(b) of the ICA.

43. As a direct, proximate and foreseeable result of such breach on the part of Janus Capital as the adviser to the Janus Funds, the Janus Funds incurred millions of dollars in damages, for which plaintiff Lesser, by this action seeks to recover on behalf of the Janus Funds in accordance with 15 U.S.C. §80a-35(b).

COUNT III

AGAINST BANC ONE INVESTMENT ADVISORS CORPORATION FOR VIOLATION OF SECTION 36(B) OF THE INVESTMENT COMPANY ACT OF 1940, 15 U.S.C. §80a-35(b)

44. Plaintiffs incorporate each of the foregoing paragraphs as if fully set forth herein. This Count is asserted against Banc One Advisors as the investment adviser to the One Group Funds for having breached the fiduciary duties under 15 U.S.C. §80a-35(b).

45. As the adviser to the One Group Funds, Banc One Advisors was statutorily required to act with the highest degree of due care that it owed to the One Group Funds.

46. As set forth above, Banc One Advisors breached its fiduciary duties of due care with respect to the receipt of compensation paid to it by the One Group Funds in accordance with the terms of its advisory agreement with the One Group Funds during the twelve month period preceding the filing of this action and the investment advisory fee received by Strong Capital was therefore excessive.

47. By reason of the conduct alleged herein, Banc One Advisors violated Section 36(b) of the ICA.

48. As a direct, proximate and foreseeable result of such breach on the part of Banc One Advisors as the adviser to the One Group Funds, the One Group Funds incurred millions of dollars in damages, for which plaintiff Leonard, by this action seeks to recover on behalf of the One Group Funds in accordance with 15 U.S.C. §80a-35(b).

PRAYER FOR RELIEF

WHEREFORE, plaintiffs respectfully request that this Court enter judgment against each of the Defendants as follows:

A. Awarding the appropriate measure of damages;

B. Awarding pre-judgment and post-judgment interest, as well as reasonable attorneys' fees, expert witness fees and other costs and expenses; and

C. Awarding such other relief as this Court may deem just and proper.

JURY DEMAND

Plaintiffs demand a trial by jury.

Dated: September 5, 2003

ABBEY GARDY, LLP

By: James S. Notis by Bashian permission

Mark C. Gardy
James S. Notis
Richard B. Margolies
212 East 39th Street
New York, New York 10016
Tel: 212-889-3700
Fax: 212-684-5191

LAW OFFICES OF JAMES V. BASHIAN, P.C.

By: James Bashian

James V. Bashian
Fairfield Commons
271 Route 46 West, Suite F207
Fairfield, New Jersey 07004
Tel: 973-227-6330
Fax: 973-808-8685

Counsel for Plaintiffs